UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 28, 2021	By	/s/ Wang Jian
			Name:	Wang Jian
			Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

China Eastern Airlines Co., Ltd.

Corporate Social Responsibility Report 2020

Adapting to the New Development Pattern for A Sustainable Future

(Final Draft)

March 2021

What does sustainable development mean for China Eastern Airlines?

The aviation transport industry bears an important mission of advancing humanistic exchange, economic and trade exchange, and cultural communication. It also reconstructs individual lifestyle and corporate ecology. The sustainable development of the aviation transport industry needs to balance aviation resources, social needs, environmental factors and economic benefits. How to reduce negative impacts on society and the environment and maximize its positive impacts on sustainability are important challenges that we have been thinking about. We believe that responsible and sustainable operations make more positive contributions to sustainable development and also brings us more innovation opportunities, stronger partnerships and more sustainable growth.

1. Message from Chairman

In 2020, the COVID-19 pandemic plunged mankind into an unprecedented challenge and the world was confronted with massive changes and challenges. The pandemic has made us reflect on the relationship between mankind and nature, and sustainability has become a greater concern for all. More inclusive recovery has become our common aspiration.

Amid the once-in-a-century pandemic, we put people’s lives and health first. Braving the frontline, we fulfilled our mission as a corporate citizen by completing three major tasks to aid the COVID-19 fight, i.e., “implementing the decisions and deployment of the CPC Central Committee, guaranteeing passenger service, and improving employee care”. With united efforts, we have made several records in fighting the pandemic: we operated China’s first anti-pandemic flight and China’s first chartered flight for foreign aid. We undertook one third of air transport tasks of China’s civil aviation industry for pandemic response. We became the first to launch “task-specific chartered flight” and “passenger-to-freight” flight to ensure the stability of the industrial supply chain. Countless employees and volunteers of China Eastern devoted to this fight, ensuring that none of over 60 million passengers were infected at our cabin in 2020. China Eastern also earned honors and recognition for its efforts to fight the pandemic, including“Outstanding Team for Fighting COVID-19 in China”, “Outstanding Individual for Fighting COVID-19 in China” and “Outstanding Primary-level Party Organization”. Keeping pandemic control, we continued our efforts to ensure flight safety and improve our safety governance ability towards the goal of the global safest airline. In 2020, we remained the record of zero serious accident rate of aviation transport for the tenth year.

Although the civil aviation industry is severely affected by the pandemic, the Chinese civil aviation market recovered with the highest speed. We strive to develop markets and make breakthroughs via reform and improve our resilience against risks with high-quality development, which will lay a solid foundation for sustainable development in the post-pandemic era. For the past year, we had nurtured new opportunities in this crisis, making breakthroughs in industrial structure reform, institutional reform, and marketing reform. To serve the supply-side structural reform, we became the first Chinese airline to launch the Infinite Flight Pass series products, followed by other major airlines in the country. Through product innovation, we stimulated demand and thus drove the recovery of the aviation industry, facilitating the passengers’ travel and started the new engine of consumption to support the domestic circulation. We actively participated in R&D, manufacturing and commercial operation of home-grown aircraft. We established OTT Airlines, becoming the first to operate homemade C919 and put ARJ21 aircraft into commercial use. We participated in the 3rd CIIE in a “four-pronged” manner, signing the first large-value aviation order and becoming the first to operate the world’s first aircraft painted with patterns of the CIIE. In 2020, we established strategic cooperation with Shenzhen Baoan International Airport to prepare the Sanya International Airlines and establish Xiamen Branch, dedicated to serving the development of the Greater Bay Area, Hainan Free Trade Port and the Western Taiwan Straits Economic Zone. As such, we have built market presence in the new era by leveraging the strategic and connective role of aviation industry, and become a pioneer in supporting national strategies.

We are keenly aware that it is the unshirkable responsibility of civil aviation industry to combat climate change. In the past year, we optimized the fleet structure, launched the energy management system and environmental management system, and conducted lean management to improve fuel efficiency. During the 13th Five-Year Plan period, our fuel efficiency has increased by 4.5%. According to the MSCI ESG ratings released in June 2020, we were rated “A”, ranking 1st in the industry, tied with four other airlines. The rating surpassed 74% of airlines across the world. It is the recognition for us in ESG governance, especially in carbon emission management. Since China has made the pledges of carbon peak and carbon neutrality, we have ramped up efforts to explore effective paths to reduce carbon footprints, contributing to the harmony of environmental protection and economic development.

China has eradicated poverty in the country ten years ahead of schedule, providing the best poverty alleviation practice in human history. Since the start of China’s fight against poverty, we have cumulatively invested over RMB 400 million with mixed measures to help over 70,000 poor people in 99 villages of Cangyuan and Shuangjiang, Yunnan shake off poverty ahead of schedule, and lift nine fixed-point poverty alleviation counties out of poverty over the past eight years. We have participated in, witnessed and benefited from the nationwide poverty alleviation campaign. In February, China Eastern was awarded “Outstanding Team for National Poverty Alleviation”. In future, we shall work harder to align efforts to consolidate and expand the achievements in poverty alleviation with focus on rural vitalization. Specifically, we will continue to launch the campaigns of “Enrich Knowledge”, “Increase Income” and “Benefit Future Generations”.

“Development is meaningful only when it is inclusive and sustainable.” Reflecting on our work in the past five years, we weaved China Eastern’s dream into the historical process of pursuing the Chinese Dream, embarking on a period of high-quality development.

Keeping move on, we will ramp up efforts to build a world-class airline and a happy China Eastern through high-quality development during the 14th Five-Year Plan period, the first five years in which China embarks on a new journey to build a modern socialist country in all respects. At the historic crossroad of the “Two Centenary Goals,” China Eastern will continue to implement the new development vision and support the new development pattern with more resolute determination. Along with stakeholders, we will help build a more resilient, equitable, inclusive and sustainable economy and society, and contribute to the realization of the UN Sustainable Development Goals (SDGs).

Liu Shaoyong

Chairman of China Eastern Air Holding Company

Chairman of China Eastern Airlines Co., Ltd.

March 16, 2021

2. About China Eastern

Headquartered in Shanghai, China Eastern Air Holding Company ( “China Eastern Group”) is one of the three state-owned backbone airlines of China. It originated from the first civil aviation squadron established in Shanghai in January 1957. China Eastern Group continues to promote industrial transformation and upgrade, and strives to build a “3+5” industrial structure layout featuring the three pillar businesses of full-service aviation, economic aviation, and aviation logistics, as well as the five coordinated industrial development platforms for aviation maintenance, on-board catering, innovative technology, finance, and industrial investment.

As the pillar of China Eastern Group, China Eastern Airlines Co., Ltd. is the first Chinese airline to be listed in New York, Hong Kong and Shanghai (in 1997). Currently, it operates a fleet of over 730 aircrafts, which is one of the youngest fleets in major airlines above designated size worldwide. Moreover, it boasts the largest-scale wide-body fleet with leading commercial and technical models in China.

Relying on the SkyTeam Airline Alliance, our aviation transport network covers 1,036 destinations in 170 countries and regions, providing services for more than 130 million (in 2019). Its passenger turnover ranked top 10 among global airlines. The “Eastern Miles” frequent flyers enjoy the membership rights and interests of SkyTeam Airline Alliance’s 19 airlines and have access to over 790 VIP airport lounges.

China Eastern is committed to providing high-quality aviation transport service and developing “smart • cloud aviation”. It remained the record of zero serious accident rate of aviation transport for the tenth year. The Company has won “Flight Safety Diamond Award” - the highest flight safety award in China, rated as Top 50 Most Valuable Chinese Brands by the world’s famous brand rating agency - WPP for nine consecutive years and Global Top 500 Most Valuable Brands by the UK’s brand rating agency - Brand Finance for four consecutive years. The Company has also been awarded 2020 Top 20 Chinese Enterprises with Best Global Image for two consecutive years and rated “A” on MSCI ESG ratings, tied ranking 1st in the industry. In addition, the Company has received awards at home and abroad for operating quality, service experience, and social responsibility fulfillment, etc.

Note: Fleet structure in 2020

Aircraft Model	2020	2019	2018
B777 series	20	20	20
B787 series	10	10	4
A350 series	8	7	2
A330 series	56	56	57
A320 series	336	328	307
B737 series	292	302	290
ARJ21	3	0	0
Business aircraft	9	11	12

Total	734	734	692

Note: The data of freight aircrafts of China Eastern Group’s subsidiaries are excluded.

3. China Eastern’s 2020: An Incredible Year in Review

3.1 Our Common Memories

1：A Backbone in the Battle Against Covid-19

Since the COVID-19 outbreak, China Eastern has proactively acted to ensure unimpeded air passages, guaranteed customer service, and tried our best to care for employees. We operated China’s first flight for COVID-19 prevention and control, China’s first chartered flight for foreign aid, and the first flight to Wuhan after the outbreak; we undertook most of air transport tasks of China’s civil aviation industry for pandemic response and released the first “online health declaration applet”; we took the lead to release the “Three Exemptions” Refund and Change Policy and was the first central state-owned enterprise to brave the frontline to aid the fight against COVID-19 in Hubei Province. With our efforts, we kept over 60 million passengers safe from the novel coronavirus at our cabin.

2：Engaged in the New Aviation Infrastructure

China Eastern has made efforts in new aviation infrastructure to empower high-quality development through integrated innovation. On May 11, we launched the instant messaging software “MUC” to improve the capability of lean operation, covering 21 base stations and 32 domestic outlets of the headquarters, branches and subsidiaries, as well as 86% of outbound flights. On August 25, we joined hands with China State Railway Group Co., Ltd. to launch the “rail-air transport” service, realizing “one payment for one order of rail-air multi-modal transport”. This has been the first practice of Chinese civil aviation and high-speed rail sales platform to provide multi-modal transport service. On December 26, we established a joint venture - the world’s first air-to-ground interconnection network technology company - with China Telecom and JuneYao Group, facilitating the development of digital aviation and smart civil aviation.

3：Infinite Flight Pass Facilitates the Domestic Circulation

On June 18, China Eastern launched the Infinite Flight Pass product - “Travel on Weekends”, which fosters phenomenal publicity effects. Additionally, we have successively released five other products of Infinite Flight Pass, i.e., “Travel from 8:00 PM to 8:00 AM on Weekdays”, “Travel to Northwestern China”, “Travel to the Greater Bay Area”, “Travel from Beijing Daxing International Airport”, and “Travel on Weekends (2021 version)”, and further revitalized “Infinite Tourism”, “Infinite Accommodation” and “Infinite Enjoyment”. Through the innovation of supply-side aviation products, we have driven related markets, and started the new engine of consumption to support the domestic circulation.

4：Received “A” on MSCI ESG Ratings

According to the latest environmental, social, and governance (ESG) ratings released by MSCI in 2020, among global airlines, China Eastern ranked first in the industry, tied with Delta Air Lines, Singapore Airlines and three other airlines, surpassing 74% of global airlines. China Eastern is the only Chinese A-share listed airline to receive A on MSCI ESG ratings.

5：Building a Market Layout for the New Era

To serve the regional development strategy, China Eastern continues to increase resource input in densely populated areas, economically active areas, and innovation-driven development areas. We have established Xiamen Branch, prepared for the establishment of Sanya International Airlines, and founded the first overseas branch - Japan Branch. In building a market layout for the new era, we have continued to adjust the market structure to serve the dual circulation of domestic and international markets.

6：Major Breakthroughs in Reform

On October 12, China Eastern Group signed its first agreement on the equity diversification reform in the three-year campaign of SOE reform. China Life, Shanghai Jiushi, China Tourism, and China Reform Holdings Corporation increased the investment of RMB 31 billion. On December 28, the Shareholders’ Meeting and the Board of Directors of China Eastern Group were established, making a big stride in improving corporate governance system and capability and sustainable development.

7：Launching the Campaigns of “Enrich Knowledge”, “Increase Income” and “Benefit Future Generations” for Rural Vitalization

While the nation was on the home stretch in achieving the target of poverty eradication in 2020, China Eastern developed its plan for rural vitalization and signed a strategic agreement with Lincang City, Yunnan Province on rural vitalization. According to the poverty alleviation requirements, we ensure that poverty alleviation duties, policies, assistance, and oversight continue after poor counties are removed from the poverty list. We continued to align efforts to consolidate and expand the achievements in poverty alleviation with efforts to promote rural vitalization, and launched the campaigns of “Enrich Knowledge”, “Increase Income” and “Benefit Future Generations”, ushering in a new journey to rural vitalization in the new era.

8：Implementing the Guiding Principles of the 5th Plenary Session of the 19th Cpc National Congress

After the conclusion of the 5th plenary session of the 19th CPC National Congress, China Eastern organized publicity meetings, seminars and symposiums to study the guiding principles of the session. The main content included China’s decisive achievements in securing a full victory in building a moderately prosperous society in all respects, major judgments of the CPC Central Committee about the current situation, and major decisions of the CPC Central Committee on advancing high-quality development and building a new development pattern. With a promising blueprint for the new era, we motivate our employees to forge ahead with clearer targets, stronger confidence and greater strength.

9：Participated in the 3rd CIIE in a “Four-pronged” Manner

China Eastern participated in the Third China International Import Expo (3rd CIIE) in a “four-pronged” manner for the first time, serving as “a pillar enterprise”, “a designated air carrier”, “a purchaser” and “a service provider”. On the expo, we signed cooperation agreements with 23 large renowned enterprises from 11 countries and regions. In particular, the transactions of two exhibitors accounted for 83% of the total. On July 2, China Eastern launched the world’s first aircraft painted with patterns of the CIIE, which subsequently flied to over 20 hubs in over ten countries and regions.

10：OTT Airlines’ Debut Flight of Homemade Civil Aircraft

On February 26, China Eastern established OTT Airlines, the first central SOE in aviation industry to operate homemade civil aircraft. On December 28, the ARJ21 aircraft was officially put into use. China Eastern supports the development of civil aviation industry and spares no efforts to promote the use of domestic civil aircraft and improve the reach of the “Made in China” brand.

3.2 CSR Performance

•	Recognition and Honors

Recognition and Honors

At the ceremony to commend role models in the country’s fight against COVID-19, teams and individuals from China Eastern won three state-level honors, making a record in civil aviation industry. These honors included “Outstanding Team for Fighting COVID-19 in China”, “Outstanding Individual for Fighting COVID-19 in China” and “Outstanding Primary-level Party Organization”.

Award	Issuer
Rated “good”, the highest rating in the fixed-point poverty alleviation performance evaluation for central SOEs	The State Council Leading Group Office of Poverty Alleviation and Development

The 6th Session “National Civilized Unit”	The Central Government’s Office of the Spiritual Civilization Development Steering Commission

Red Flag Team for Fighting COVID-19	All-China Women’s Federation, National Health Commission, the Political Work Department of the Central Military Commission

The advanced civil aviation enterprise to win the battle for a blue sky	CAAC

Rated A on MSCI ESG ratings	MSCI

2020 BrandZTM Top 100 Most Valuable Chinese Brands (57th)	WPP, Kantar

2020 BrandZTM Top 50 Globalized Chinese Brands (17th)	Google, WPP, Kantar

2020 Top 50 Most Valuable Global Airline Brands (10th)	Brand Finance

2020 Top 500 Chinese Enterprises (153th)	China Enterprise Confederation(CEC)/China Enterprise Directors Association(CEDA)

2020 Top 100 Chinese Transnational Enterprises and Transnational Index (63th)	China Enterprise Confederation(CEC)/China Enterprise Directors Association(CEDA)

2020 Top 100 Leading Chinese Enterprises in Strategic and Emerging Industries (80th)	China Enterprise Confederation(CEC)/China Enterprise Directors Association(CEDA)

2020 Top 500 Chinese Enterprises in Tertiary Sector (63th)	China Enterprise Confederation(CEC)/China Enterprise Directors Association(CEDA)

The 5G smart travel service project developed by China Eastern in cooperation with Huawei and China Unicom was awarded the Best Mobile Innovation Award of the 2020 Global Mobile (GLOMO) Awards	GSMA (an authoritative organization in global mobile communications industry)

Ranked 1st in the collection of Outstanding Cases of Chinese Enterprise Global Image	News Center of SASAC, China Report Agency and International Communication Culture Center of China Foreign Languages Publishing Administration

2020 Top 20 Chinese Enterprises with Best Global Image	News Center of SASAC, China Report Agency and International Communication Culture Center of China Foreign Languages Publishing Administration

First Prize in WeChat, First Prize in Weibo, Third Prize in Weibo, Third Prize in Radio & Television, Third Prize and Excellence Award in International Communications of the 7th “SOEs News” Microfilm and Microvideo Selection	News Center of SASAC, Central SOEs Media Alliance

2020 Top 10 Outstanding Cases of Chinese Enterprise Global Image	2020 Chinese Enterprise Global Image Summit

2020 Outstanding Cases of Chinese Enterprise Global Image · Overseas Enterprise for Fighting COVID-19	2020 Chinese Enterprise Global Image Summit

Take off Anytime to Create an Air Supply won the “Fighting COVID-19 in Solidarity” Award in the 2nd Belt and Road World Kaleidoscope Short Video Contest	China Public Diplomacy Association, News Center of SASAC, huanqiu.com

A Special Story of “Overseas Returnees” won the Overseas Popularity Award in the 2nd Belt and Road World Kaleidoscope Short Video Contest	China Public Diplomacy Association, News Center of SASAC, huanqiu.com

GoldenBee Enterprise of GoldenBee CSR China Honor Roll 2020	China Sustainability Tribune, GoldenBee Think Tank

GoldenBee CSR Report Honor Roll 2020 (for the third consecutive year)	The 13th International CSR Forum

Evergreen Award of GoldenBee CSR Report Honor Roll 2020	The 13th International Conference on CSR Reporting in China

Golden Award in the “Tell China’s Story” Overseas Communications category, the 16th China Best Public Relations Case Contest	China Public Relations Association

Silver Award in the Corporate Brand Communication category, the 16th China Best Public Relations Case Contest	China Public Relations Association

Ranked 3rd in 2020 Central SOEs Overseas Network Communication Capacity Building Report	New Media Communication Research Center of Beijing Normal University, China Daily, gmw.cn

The 5th “One Hundred Positive Works” Contest	Cyberspace Administration of China

2020 Golden Lion International Advertising Film Awards - Golden Award for Best Public Service Film , Silver Award for Best Commercial Film, Silver Award for Best Editing, Silver Award for Best Soundtrack, and Bronze Award for Best Coloring	China Advertising magazine

Special Award in the 10th Shanghai Outstanding Public Relations Case Contest	Shanghai Public Relations Association

Silver Award in the 10th Shanghai Outstanding Public Relations Case Contest	Shanghai Public Relations Association

Outstanding Social Communications Award in the 10th Shanghai Outstanding Public Relations Case Contest	Shanghai Public Relations Association

First Prize in the National Finals of the 8th National Brand Story Microfilm Competition	China Association for Quality

Rated A in Information Disclosure by Shanghai Stock Exchange	Shanghai Stock Exchange

Most Trusted Listed Company	cnr.cn

Golden Bull Award for Investor Relations Management	China Securities Journal

4. Feature: Combating COVID-19，China Eastern in Action

The fight against COVID-19 is a big test for us all. Putting people’s lives and health first, China Eastern regards the pandemic prevention and control as the top priority. Considering the characteristics of aviation industry and the actual situation of the Company, we have sorted out three major tasks to aid the fight against COVID-19, i.e., “implementing the decisions and deployment of the CPC Central Committee, guaranteeing passenger service, and improving employee care”. With concerted efforts, we act in solidarity and fulfill our mission as a central SOE in this fight.

•	Safeguarding the Health and Safety of People

China Eastern stands by for the call of the motherland.

•

After the outbreak of COVID-19, China Eastern Group immediately developed and implemented prevention and control measures, and took targeted actions according to the actual situation. It established a leading group of COVID-19 response and three command centers in Wuhan, Beijing and Pudong. A total of 100,000 employees supported the fight against COVID-19.

•

Racing against time, we provided air transport support to the affected areas. China Eastern operated China’s first anti-pandemic flight on Lunar New Year’s Eve, January 24. We unblocked a “channel in the air to save lives”.

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To provide sound protection for our passengers, we focused on “whole-process prevention and control”. We adopted stricter standards and more practical measures to secure pandemic prevention & control and passenger services in every touch to prevent the virus transmission from our cabins.

•

We strengthened the protection of our employees. The top management of the Company timely formulated a series of employee care measures. In particular, we sent sympathy letters to China Eastern Wuhan Company. Moreover, the top management of the Company expressed solicitude to the employees being quarantined via video connections.

Key performance:

We have made several records in fighting the pandemic: we operated China’s first anti-pandemic flight and China’s first chartered flight for foreign aid. We undertook one third of air transport tasks of China’s civil aviation industry for pandemic response.

Cumulatively, we operated 1,532 chartered flights and 25,558 regular flights, transporting over 70,000 tons of anti-pandemic supplies, 22,881 medical personnel, and 12,091 compatriots stranded overseas during the special period, demonstrating China’s speed and mission as a major power.

China’s first anti-pandemic flight was ready to take off on Lunar New Year’s Eve, January 24.

On January 31, the top management of China Eastern expressed solicitude to frontline employees and quarantined personnel.

On February 19, China Eastern transported medical personnel and supplies to support the COVID-19 fight in Hubei.

•	Supporting National Efforts to Fight COVID-19

“Come on, Wuhan” and “Come on, China” is our common aspiration while “when disaster strikes, help comes from all sides” guides our unified action in the battle against COVID-19.

On February 9, China Eastern Wuhan Company worked 19 hours to operate 18 anti-pandemic chartered flights to 5 provinces.

Diego, an Italian pilot from China Eastern Airlines Wuhan Company, was touched by the staff of China Eastern for their efforts to fight COVID-19.

On February 17, China Eastern Group donated 4 million pairs of medical protective gloves to Shanghai province to support the fight against COVID-19

•	Braving the COVID-19 Frontline

Countless employees and volunteers of China Eastern have sacrificed their time with family members to aid the fight. Regardless of death threats, they won a safer spring for us all.

On February 5, Yang Tao’s crew of Shanghai Flight Division brought back 146 Hubei compatriots stranded in Singapore. Equipped with masks and protective suits, the crew had to withstand physical discomfort caused by wearing sultry masks and suits for 12 hours in the long-haul flight. Finally, they successfully completed the passenger transport task.

On April 2, China Eastern operated China’s first extra section flight to the UK, bringing back 180 Chinese students overseas. Before departure, the director of the passenger cabin wrote every flight attendant’s name in their protective suits and asked them to keep pandemic control at the cabin.

Key performance:

Outside the Wuhan area, none of over 100,000 employees of China Eastern Group has been diagnosed with COVID-19 infection.

•	Implementing Scientific Prevention and Control Measures

We insist on fighting the pandemic in a scientific manner. Our brave, rigorous and practical efforts fully demonstrate the pragmatic and innovative spirit of China Eastern.

China Eastern is the first Chinese airline to develop and launch the “online health declaration applet”, which is recommended by Civil Aviation Administration of China in aviation industry.

Key performance:

We have kept over 60 million passengers safe from the novel coronavirus at our cabin.

•	Endeavoring to Build a Human Community with a Shared Future

“All countries and regions constitute a community of shared destiny for all mankind”. China Eastern spares no efforts to leverage its strengths and advantages to support the international community in the battle against the pandemic.

On March 12, China Eastern operated China’s first international chartered flight to transport medical experts to aid the fight against the pandemic.

China Eastern operated chartered flights to transport medical experts and supplies to support the COVID-19 fight in Laos.

China Eastern operated the flight free of charge to transport anti-pandemic supplies to Sri Lanka, which was praised by the President and Prime Minister of Sri Lanka.

Key performance:

Cumulatively, China Eastern operated 16 chartered flights to transport medical experts and supplies to countries and regions severely affected by the pandemic. Every week, over 240 international freight flights were operated, carrying a total of 71,627 tons of various medical supplies.

We donated over 200,000 pieces of anti-pandemic supplies to Air France KLM and SkyTeam Airline Alliance and other overseas strategic cooperation agencies.

•	Seeing Victory in the Battle Against COVID-19

China Eastern brought back pandemic fighters home.

•	Resumption of Work and Production

As China continuously enhances pandemic prevention and control, China Eastern further fortifies the defense line to guard against inbound cases and domestic resurgences, ensures stability on six key fronts (employment, finance, foreign trade, foreign investment, investment and expectations), and maintains security in six key areas(employment, people’s livelihood, market entities, food and energy, the industrial and supply chains, and communities), striving to maintain control measures on a continuing basis and make remarkable achievements in China’s economic and social development.

Li Yangmin, General Manager of China Eastern, is on the CCTV’s online video program “Our Efforts in 2020: Support Work Resumption at the Frontline” and shares resumption of work and production in civil aviation industry with the anchor Chen Weihong.

China Eastern “passenger-to-freight” flight ensures the stability of the industrial supply chain.

China Eastern MU5767 resumes its chartered flight from Kunming to Yantai, carrying 123 passengers from ethnic minorities including the Wa, Lahu, and Lisu minorities in Lincang, Yunnan.

OTT Airlines operates the first homemade ARJ21 aircraft.

•	Honors and Recognition

Apart from state-level honors, China Eastern has also won many provincial and municipal awards, including nine awards for outstanding teams and eight awards for outstanding individuals. At our Wuhan Company, we won four awards for outstanding teams and four employees were commended by Hubei Province. We received 53 thank-you letters from the Ministry of Foreign Affairs, embassies and consulates of foreign governments, local governments, and renowned enterprises.

Stakeholder Comment

At the critical moment of our fight against COVID-19, China Eastern has earnestly implemented the guiding principles of the important speeches delivered by President Xi Jinping on the prevention and control of the pandemic. In accordance with the decisions and deployment of the CPC Central Committee, China Eastern donated RMB 10 million to Hubei Province to aid the fight against COVID-19, delivering care to us and improving our confidence and strength in winning the battle.

Hubei Provincial Command Center for COVID-19 Prevention and Control

I want to express gratitude to China Eastern for their fighters who have braved the COVID-19 frontline to transport medical supplies and experts.

Shanghai Ruijin Hospital

From Jiangsu to Germany, China Eastern has fully demonstrated its political responsibility and philanthropy amid the pandemic. It has transported anti-pandemic supplies to Germany at the fastest speed and the lowest cost. At the critical moment of Germany’s fight against COVID-19, it has provided support and care for our compatriots in the country.

The People’s Government of Jiangsu Province

Amid the pandemic, China Eastern has maintained online boarding and seat reservation services in certain domestic flights, providing contactless services for passenger travel. While reducing physical contacts and preventing in-flight transmission cluster of COVID-19, China Eastern has continued to provide services for passengers in a convenient way, setting up an exemplar for the industry.

IATA

With the assistance of China Eastern, the anti-pandemic materials purchased by the French Ministry of the Interior were successfully transported to the destination. I’m very grateful to China Eastern for its efforts in the air transport. The timely delivery of these materials is vital to our staff at the COVID-19 frontline.

Christophe Castaner, Minister of the French Ministry of Interior

5. Feature: China Eastern’s Achievement During the 13th Five-Year Plan Period

2020 was the final year for concluding the 13th Five-Year Plan. Reflecting on our work in the 13th Five-Year Plan period, we pursued the vision of innovative, coordinated, green, open and sharing development, and fulfilled our mission as a central SOE to support national strategies and have made decisive progress in the three critical battles against poverty, pollution and potential risk. We weaved China Eastern’s dream into the historical process of pursuing Chinese Dream, contributing to the realization of the first centenary goals. In the past five years, we overcame challenges and difficulties and made leapfrog development, embarking on a period of high-quality development.

Towards a world-class airline

Indicator	Unit	At the Beginning of the 13th Five-Year Plan Period	At the End of the 13th Five-Year Plan Period	Growth Rate
Aircrafts in Air Transport Fleet	—	535	734	h37.2%
Static Airplane Seats	—	88,943	123,947	h8.7% (AGR)

Indicator	Unit	During the 12th Five- Year Plan Period	During the 13th Five- Year Plan Period	Growth Rate
Transport Volume	billion ton-km	77.63	103.78	h33.7%
Passenger Turnover	million	398	539	h35.2%

Serving the Belt and Road Initiative

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We actively supported the Belt and Road Initiative to build the “Air Silk Road”. By launching 65 new routes of air passenger transport and operating 112 routes to 36 flight destinations in 18 countries along the Belt and Road.

Supporting the Decisive Battle against Poverty

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The poverty-alleviation routes covered 68 destinations in 352 poor counties. A total of RMB 380 million was invested in poverty alleviation, helping lift Cangyuan County and Shuangjiang County in Yunnan Province out of poverty ahead of schedule.

Pursuing Safe Development

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Cumulatively, we have operated 3 million safe flights for 9.37 million hours, with average annual growth rates of 7% and 6.13% respectively. The incident rate per ten thousand hours is 0.055, a decline of 50% compared with the 12th Five-Year Plan period.

•	China Eastern is one of the safest airlines across the globe, with zero serious accident rate of aviation transport for a decade.

•	As a response to the major hidden safety hazards of B737MAX, we were the first to suggest grounding B737MAX, contributing to the safety of domestic and global civil aviation.

Promoting Green Development

We made efforts to prevent and control air pollution, optimized the fleet structure and adopted a series of lean management measures.

•

We promoted energy conservation and emission reduction through the five-pronged program under the theme of “cherishing every drop of aviation fuel, every drop of gasoline (diesel) fuel, every kWh of electricity, every drop of water, and every ray of sunshine”.

•

We invested over RMB 3.4 billion in energy saving and emission reduction (excluding the introduction of aircraft engines), saving over 600,000 tons of aviation fuel and reducing carbon emissions by about 2 million tons.

•	We improved aviation fuel efficiency of aircraft fleet by 4.5%.

Making New Breakthroughs in Reform

•	China Eastern Group promoted the transformation from the “1+9” industrial layout to the “3+5” industrial layout.

•

To support the implementation of the regional development strategy, we continued to invest more resources in densely populated areas, economically active areas, and innovation-driven development areas. As a Shanghai-based airline, China Eastern has settled in Beijing Daxing International Airport (BDIA). Moreover, we has established Guangdong Branch, Xiamen Branch, Shenzhen Base as well as Japan Branch, the first overseas branch of China Eastern, and are prepared for the establishment of Sanya International Airlines.

•

We made progress in the institutional reform of headquarters, the reform of “three committees”, AOC reform, a series of reforms of Ground Service Department, and the market-oriented reform of key positions, as well as the reform of discipline inspection and supervision system.

Building a Happy China Eastern

•	We figured out the roadmap to build a happy China Eastern, and developed a 40-indicator system in 6 dimensions.

•	We have launched the “Ten Tasks” and the new “Ten Tasks” of most interest to employees, improving the overall employee happiness index.

6. Strategy and Governance

6.1 Corporate Strategy

China Eastern always plans and advances its reform and development in line with the nation’s strategic choices of building a new development pattern and embarking on a journey to fully build a modern socialist China. To this end, we further enhance our competitiveness, influence, controlling force, and capabilities of innovation and risk resistance, striving to build a world-class enterprise with global competitiveness.

After reviewing our performance during the 13th Five-Year Plan period, we clarify the overall requirements during the 14th Five-Year Plan period: have an accurate understanding of this new stage of development to fully practice the new development philosophy, integrate into a new development pattern, pursue progress while ensuring stability, and apply systems thinking; focus on the high-quality development to advance supply-side structural reform and harness reform and innovation to realize the fundamental goal of satisfying people’s growing needs for a better life; ensure both development and security, advance reform and innovation-driven development, optimize the industrial layout, as well as prevent and defuse major risks; improve Party building, continuously advance intelligent, lean and international development, and usher in a new stage of high-quality development of China Eastern; accelerate the realization of the strategic goal of building a world-class airline and a happy China Eastern, and make greater contributions to building China into a modern socialist country in all respects.

Overall goal

By the end of the 14th Five-Year Plan period: we will develop intelligent air transport as the main business, build an aviation industry cluster and innovation platform, and create a world-class aviation industry group that advocates coordinated development, high quality and efficiency, and ecological protection.

Long-range objectives through the year 2035: we will build a world-class airline and a happy China Eastern, and strive to be one of the global aviation leaders.

Corporate Strategic Path

6.2 Corporate Governance

In strict accordance with domestic and overseas listing rules, laws and regulations, China Eastern continues to improve corporate governance. In 2020, the Board of Directors played a critical role in “developing strategies, making decisions and preventing risks”, thus ensuring the implementation of the major decisions of the CPC Central Committee and the Company on pandemic response, work and production resumption, safe operation, as well as quality and efficiency improvement. It reviewed and made decisions on major operation and management issues according to laws while 43 proposals were reviewed and approved throughout the year. At the same time, the Board of Directors established the regular follow-up and supervision mechanism to check the implementation progress of resolutions made for the previous year at the beginning of the year, so as to ensure efficient execution by managers.

In terms of ESG governance, the Company attaches great importance to the decision-making and advisory role of the special committees of the Board of Directors. In 2020, we organized the special committees to discuss and review financial budgets, major investment and financing plans, major related transactions, safe operation, environmental protection, and other issues in 22 meetings, providing professional advices for the Board of Directors to make scientific decisions. In addition, the Company organized external directors to participate in 10 special research projects and surveys, covering pandemic prevention and control, resumption of work and production, poverty alleviation, energy conservation and environmental protection, human resources assessment and allocation, and other issues. By doing so, we improved the engagement of the Board’s members in ESG affairs. In addition, we organized 14 directors, supervisors and senior executives to participate in online or on-site trainings organized by the State-owned Assets Supervision and Administration Commission (SASAC), China Securities Regulatory Commission (CSRC), stock exchanges, as well as the Company, with an effort to raise the awareness of compliance.

Board of directors

Name	Post
Liu Shaoyong	Chairman, Party Secretary

Li Yangmin	Vice Chairman, General Manager, Vice Party Secretary

Tang Bing	Director, Vice Party Secretary

Shao Ruiqing	Independent Director

Cai Hongping	Independent Director

Dong Xuebo	Independent Director

Jiang Jiang	Employee Director, Safety Director and Chairman of Labor Union

Governance Framework

Organizational Framework

China Eastern Airlines Co., Ltd.

- General Office
- Board Office
- Human Resources Department
- Accounting Department
- Planning and Development Department
- Legal Compliance Department
- The Leading Group Office of Comprehensively Deepening Reform
- Safety Supervision Department
- Operation Management Department
- Flight Technology Management Department
- Maintenance Engineering Department
- Auditing Department
- Security Department
- Party Work Department (United Front Work Department)
- Party Publicity Department (Corporate Culture and Brand Management Department)
- Commission of Discipline Inspection Office
- Party Committee Inspection Office
- Labor Union Office
- Party Committee Office
- Discipline Inspection Office
- Construction and Operation Headquarters in Beijing Daxing International Airport
- China Eastern Pudong Base Construction and Operation Headquarters

Subsidiaries

- Shanghai Airlines Co., Ltd.
- China Eastern Airlines Yunnan Co., Ltd.
- China Eastern Airlines Jiangsu Co., Ltd.
- Eastern Airlines Technology Co., Ltd.
- China United Airlines Co., Ltd.
- China Eastern Airlines Wuhan Co., Ltd.
- China Eastern Airlines Technology R&D Center Co., Ltd
- OTT Airlines Co., Ltd.

Branches

- Northwest Branch
- Beijing Branch
- Shandong Branch
- Anhui Branch
- Jiangxi Branch
- Shanxi Branch
- Zhejiang Branch
- Gansu Branch
- Sichuan Branch
- Guangdong Branch
- Xiamen Branch
- Japan Branch

Business units

- Shanghai Flight Division
- Ground Services Department
- Operation and Customer Center (Operation and Control Center)
- Business Committee
- Sales Committee
- Customer Committee
- Chief-on-duty Manager Office
- Cabin Service Department
- Air Security Management Department
- Information Department
- Integrated Management Department

Organizational Framework

Note: We have newly established Xiamen Branch and Japan Branch. On the basis of China Eastern Hongqiao Construction Headquarters, we have established China Eastern Pudong Base Construction and Operation Headquarters. In addition, we have transformed Operation and Customer Center into Operation and Customer Center (Operation and Control Center).

6.3 Party Building

Implementing the overall requirements of Party building in the new era, the Company consolidates the gains from the initiative to stay true to the Party’s founding mission. By forming a new pattern of Party building with the vision of “Strong Party Building”, we continue to improve Party building and lay a solid foundation for pandemic response and the development of economic and social development. To play the roles of fortress in fighting against COVID-19, our primary-level Party organizations set up 11 temporary Party branches, 918 Party member commandos and 1,386 Party member responsibility areas, fully displaying the vanguard of Party members.

The Company insists on building three focuses of front-line team members, basic knowledge, and essential competence, and promotes the comprehensive development of primary-level Party organizations. We have formed a host of Party building innovation practices with the characteristics of central SOEs and civil aviation industry such as “Blue Sky Party Group”, “Party Member - Captain development”, and “the Internet + Party Building”, substantially furthering the integration of Party building and business operation. In 2020, we launched a campaign to mobilize employees to stay true to the original founding mission, fulfill responsibility, make a promise, and compete in making contributions. All of our employees signed the letter of safety responsibility. The Blue Sky Party Group project organized over 2,400 exchange meetings, thus ensuring that Party building is expanded to where the air route is developed.

Anti-COVID-19 Fighter Activity of the Blue Sky Party Group

China Eastern Stewards with Party Emblem

6.4 Technological Innovation

China Eastern writes innovation into its corporate DNA and is committed to pursuing high-quality development driven by innovation. In April 2020, China Eastern R&D Center was included in the list of Technological Reform Demonstration Action of the SASAC. This achievement has injected new momentum into our independent innovation, gathering high-quality elements that advance technological innovation, and promoting the development of China Eastern Technology Innovation Platform.

Since its inception,

China Eastern R&D Center applied patents for 14 scientific research projects, and obtained 6 collected software copyright evidences, 3 registered training works, 1 invention patent and 1 registered trademark. Among them, the invention patent for A Method and System for Flight Schedule Recovery, which was obtained on July 17, 2020, is the first breakthrough we have made in invention patent application.

Case: Establishing the world’s first air-to-ground interconnection network technology company

In the post-pandemic era, “digital economy” and “contactless services” have become a trend. Tthe in-flight internet, as an important approach for airlines to improve service and product transformation, has become more popular among passengers. In December 2020, China Eastern Group established the world’s first air-to-ground interconnection network technology company in cooperation with China Telecom and JuneYao Group. Aiming to become an integrated airplane internet solution supplier, the joint venture focuses on the innovation of products, technologies and mechanisms, explores the use of in-flight internet first aid, smart passenger cabin and others, and will continuously launch better airplane internet products for high-quality air travel experience, facilitating the development of digital aviation and smart civil aviation.

The unveiling ceremony of the establishment of the First Air-To-Ground Interconnection Network Technology Co., Ltd.

6.5 Anti-corruption

We continue to build an integrated system to strengthen deterrence so that officials dare not be, can not be, and do not want to be corrupt, and improve the anti-corruption system according to the requirements of the Guiding Opinions of China Eastern Group on Improving the Anti-Corruption Risk Control Mechanism for Aircraft Procurement, Guiding Opinions of China Eastern Group on Promoting the Integrated Air Service System ‘in Which Officials Dare Not Be, Can Not Be, and Do Not Want To Be Corrupt’, Guiding Opinions of China Eastern Group on Regulating Conducts Involved the Airplane, Ticket, Transport, Flight, IT and other aspects to Prevent Conflicts of Interests of the Management, and Guiding Opinions on Rectification and Supervision over Four Issues Concerning Corruption Overseas, Transfer of Interests, Rent Setting and Rent Seeking, and Corporate Property Embezzlement.

We attach great importance to the protection of whistle-blowers. In accordance with the Implementation Rules of China Eastern Group to Implement the Rules of Discipline Inspection and Supervision Organizations to Handle Reports and Accusations, we regulate discipline inspection and supervision organizations at all levels in reporting and accusing, and ensure the supervisory power of Party members and the public.

Key performance:

In 2020, China Eastern Group, along with its branches and subsidiaries, carried out 405 warning education and training activities for over 60,000 participants, covering anti-corruption education and disclosing typical cases of violations of the central Party leadership’s eight-point decision on improving work conduct.

Moreover, China Eastern Group, along with its branches and subsidiaries, carried out anti-corruption education at important nodes such as New Year’s Day and Spring Festival. Throughout the year, 794 notifications were issued, over 30,000 reminders sent, 3,052 warning education activities held, 2,233 inspections and 129 special rectification actions organized, and 18 rectification measures formulated.

6.6 Investor Relations

According to the regulatory requirements for listed companies, we disclose information and continuously improve disclosure quality. In 2020, we issued 58 announcements in line with the regulatory rules of New York, Hong Kong and Shanghai, covering periodic reports, announcements on public issuance of corporate bonds, and announcements related to daily related-party transactions, etc.

In order to strengthen investor relations management, we organized 3 teleconferences for domestic and overseas analysts and investors, and received 10 investment bank analysts and institutional investors in 6 batches online for research and exchange; we attended 27 on-site or online security institutions’ strategy meetings, and communicated with 314 investors. At the same time, we had effective communication with investors on SSE E-interactive platform (sns.sseinfo.com), improving the Company’s image in the capital market.

6.7 Compliance Management

In line with national laws and regulations such as the Company Law of the People’s Republic of China and Guidance on Compliance Management for Central State-owned Enterprises, industry standards, and relevant regulations of China Eastern Group, we have formulated Interim Measures of China Eastern Airlines Corporation Limited for Compliance Management, actively advancing the building of a law-based China Eastern to ensure legal compliance. Amid the pandemic, we considered the status quo of our business operation and prepared the Legal Risks Involved in International Contracts amid COVID-19 and Countermeasures and Legal Risks Involved in International Air Passenger Transport amid COVID-19 and Countermeasures, with an effort to reduce compliance risks. To realize an international compliance system, we have formulated Export Control Compliance Guidelines and Anti-Corruption and Anti-Commercial Bribery Guidelines, and updated the Anti-Monopoly Compliance Guidelines to strengthen overseas compliance management. In 2020, all major decisions and business contracts were reviewed and no lawsuit dispute over monopoly and unfair competition occurred.

6.8 Risk Management

In 2020, the Company held on to the bottom line of risk management and the bottom-line thinking, improved institutions as the foundation, and optimized system building as the focus. We enhanced the capacity of risk evaluation mechanism, risk management mechanism and early warning mechanism to better predict major risks, advancing the modernization of the Company’s governance system and capability.

Risk Management Measures

6.9 Informatization

The Company has continued to optimize the informatization mechanism and organizational management system, improved information infrastructure, and promoted the integration of information technology, corporate operation and user experience. With these efforts, the cybersecurity protection capability and informatization-driven innovation and development capability have been enhanced. We have also actively enhanced cooperation and exchange with other leading enterprises to substantially improve our informatization and facilitate high-quality development.

In 2020, we issued the Informatization Work Guidelines - IT and Business Linkage Work Manual (Trial) and revised the Informatization Management Measures (2020). This move aimed to facilitate collaboration of informatization, improve the integration of information systems, regulate and optimize the building process of China Eastern’s informatization system. It will also promote the implementation of our informatization strategies, optimize the investment and procurement of agile projects, and contribute to the response to business needs and scientific allocation of R&D resources. Additionally, we set up the Informatization Expert Committee, which consists of ten informatization experts from renowned enterprises, universities and colleges in China. From then on, we have embarked on a new era of “smart · cloud aviation”.

Key Measures to Improve Informatization

China Eastern holds the Informatization Expert Appointment Ceremony on the thematic salon

“ Leading the Future with Digital and Smart Aviation”.

China Eastern has actively developed the “smart • cloud aviation” featuring the whole system support, full cycle control, full linkage ecology, and omnibearing intelligence, embarking on a new journey to Digital 2.0.

7. Our Journey Towards Sustainability

CSR fulfillment is the inborn mission of China Eastern. We have incorporated the concept of CSR into our philosophy, vision and development strategy, and developed a professional and regular CSR information disclosure and communication mechanism. Moreover, we have carried out dynamic management of material CSR topics, and continuously improved the Company’s sustainability.

7.1 Flights for Sustainability

7.2 Materiality Management

In line with the principles of materiality, quantitative, balance and consistency of the Environmental, Social and Governance Reporting Guide issued by The Stock Exchange of Hong Kong Ltd. as well as requirements of GRI Standards, and based on the identification and analyses of material topics in 2019, we combined stakeholders’ demands in 2020 with our important strategic direction, and collected 208 questionnaires from the management and primary-level employees for analyzing and modifying material topics. Finally, we identified 21 material topics.

Material Topics	GRI Topics	Progress in 2020	Plan for 2021
Pandemic Control

•   Operated domestic and international flights to transport medical personnel and supplies, and proactively acted to ensure unimpeded air passages amid the pandemic

•   Focused on “whole-process control” to provide sound protection for passengers

•   Formulated a series of employee care measures

• Improve the pandemic control accountability system to further fortify the defense line to guard against the spread of the virus overseas and risks of sporadic outbreaks at home

Resumption of Work and Production

•   Implemented key tasks to help ensure stability on six key fronts and maintain security in six key areas

•   Operated chartered flights to promote resumption of work, production and schooling

•   Launched “passenger-to-freight” flight to ensure the stability of the industrial supply chain.

•   Promote flight schedule recovery by region/stage according to the situation updates of the pandemic

•   Continue to promote the operation of “passenger-to-freight” flight to ensure the stability of the industrial supply chain

Aviation Safety

•   Formulated the Implementation Rules for Safety Performance Evaluation and Review and Assessment Measures of Safety Work Management (2020), to refine the implementation measures of safety evaluation

•   Formulated Safety Hazard Inspection and Management Regulations to incorporate hidden hazard reporting into the safety performance evaluation indexes

•   Formulated the Implementation Measures of Safety Interviews to improve safety supervision and management

•   Developed a three-year action plan for work safety rectification

•   All of our employees signed letters of safety responsibility to promise to stay true to the original founding mission, fulfill responsibility, make a promise, and compete in making contributions.

•   Advance the digital safety management

•   Continue to promote the three-year action plan for work safety rectification

•   Advance the building of a high-caliber training system

•   Promote the building of the three focuses (front-line team members, basic knowledge, and essential competence)

Passenger Health and Safety	GRI 416 Customer Health and Safety	• Implemented the “SAFE520” Safety Work Method • Implemented the anti-pandemic cabin service standard • Enhanced in-flight catering quality management • Mitigated air turbulence risks	• Continue to conduct safety education and training, and skills training • Pay attention to the COVID-19 pandemic, update countermeasures, and adjust service process and standard

Occupational Health and Safety	GRI 403 Occupational Health and Safety	• Implemented the Notification of the 6th Revised Version of the CCAR-121-R4, to alter the scheduling rules for our crew • Improved employees’ psychological health	• Set up China Eastern Internet Hospital at the Home of China Eastern • Continue to improve occupational health management and reduce occupational health & safety risks

Flight Punctuality	GRI 417 Marketing and Labeling	• Released the Flight Punctuality Evaluation Regulations (2020) • Established a special team to improve flight punctuality management • Innovatively developed a production command management system	• Accelerate the application of the production command management system • Improve the electronic flight release coverage

Product and Service Innovation	GRI 417 Marketing and Labeling

•   Launched the Infinite Flight Pass series products to facilitate the domestic circulation in the new development pattern

•   Cooperated with China State Railway Group Co., Ltd. (China Railway) to launch the “rail-air transport” service

•   Built the whole-process smart travel service to facilitate paperless and smart travel

• Continue to improve the Infinite Flight Pass series products and supportive services • Enhance the new technology application capability and improve passengers’ smart travel experience

Passenger Experience Improvement

•   Launched “Easy Flight Transfer” and “Easy Boarding” to improve passengers’ travel experience

•   Optimized the layout of the domestic flight check-in zone at Pudong International Airport

•   Dynamically adjusted cabin service to ensure pandemic response and meet passengers’ needs

• Continue to optimize the layout of the domestic flight check-in zone • Improve cabin service and innovate in catering products

Special Passenger Service	GRI 416 Customer Health and Safety

•   Established a special team to care for special passengers

•   Formulated the Regulations on Daily Management of Wheelchairs and the Access and Exit Mechanism for the Three Kinds of Flight Attendants (for small animals, human organs and the elderly, infirm，sick，disabled and pregnant)

•   Set up the first Courtesy Zone at Pudong International Airport to provide one-stop service for wheelchair passengers

• Continue to improve special passenger care, upgrade service standard, and innovate in service methods • Enhance on-site special service guarantee

Customer Privacy Protection	GRI 418 Customer Privacy

•   Issued the Regulations on Passenger Information Protection and Implementation Rules for Handling Passenger Information Security Incidents

•   Established the Passenger Information Protection Committee to hire data protection officials

•   Protected passenger information amid the pandemic

• Enhance passenger information protection and corresponding training effort to arouse employees’ sense of passenger information protection

Internationalized Development

•   Implemented the requirement of CAAC to ensure no stop of international flights

•   Worked with Italy on cross-culture cooperation and communication

•   Actively attended IATA meetings and jointly explored the global anti-pandemic measures for the aviation industry

•   Pay close attention to the impacts of COVID-19 and work with partners to promote the recovery of global aviation industry

•   Continue to enhance cooperation with SkyTeam Airline Alliance and other partners to strengthen our operation ability of international air routes

•   Implement the Belt and Road Initiative, build the Air Silk Road, and promote cross-culture exchange

Addressing Climate Change	GRI 305 Emissions

•   Formulated the Environmental and Energy Management Manual to improve the development of the energy and environmental protection system

•   Participated in the market-based emission reduction mechanism and global climate governance

•   Improved the energy efficiency of air and ground service

•   Advise to develop the plans of the Chinese civil aviation’s carbon peak by 2030 and carbon neutrality by 2060

•   Carry out work under the four mechanisms of carbon emissions issued by the EU, China, Shanghai and the industry in compliance respectively

•   Conduct the pilot application of the energy and environmental protection system, and basically establish the system operation closed-loop framework

Pollution Control	GRI 306 Effluents and Waste	• Completed the tasks assigned by CAAC in the final year to win the battle for a blue sky and received the 3rd round of inspection organized by CAAC • Updated the Self-Check List for Pollution Control	• Continue to implement the policies on pollution control, and organize inspections at all levels

Sustainable Resource Utilization	GRI 302 Energy GRI 306 Effluents and Waste	• Applied the aircraft dry wash technology • Launched the paperless smart travel • Explored ways to recycle on-board products	• Promote the application of the aircraft dry wash technology • Promote the application of NEVs

Sustainable Vlue Cain	GRI 308 Supplier Environmental Assessment

•   Released the Supplier Blacklist Management Regulations to improve the supplier supervision and regulatory rules

•   Enhanced compliance management of travel management companies and overseas service providers

• Build the agency database • Enhance the inspection frequency and punishment of agency violations

Targeted Poverty Alleviation	GRI 413 Local Communities

•   Aligned efforts to consolidate and expand the achievements in poverty alleviation with efforts to promote rural vitalization

•   Provided a higher level of support in a sustainable manner

•   Promoted poverty alleviation through aviation support, industrial development, employment support, medial support, and educational support

•   Promote rural vitalization cooperation in fixed-point poverty alleviation areas, and conduct in-depth cooperation in eight aspects including industrial development, tourism, air route operation, training and education, publicity and promotion, and travel service, etc.

•   Further promote the campaigns of “Enrich Knowledge”, “Increase Income” and “Benefit Future Generations”

Diversity and Equal Opportunities	GRI 405 Diversity and Equal Opportunity GRI 406 Nondiscrimination	• Continued to care for female employees • Continued to recruit minority employees	• Enhance the employment management of foreign employees • Continue to recruit minority employees • Organize employee care activities for female employees, minority employees and foreign employees

Conditions of Work and Social Security	GRI 408 Child Labor GRI 409 Forced or Compulsory Labor

•   Renewed the Collective Contracts of China Eastern

•   Promoted the building of a happy Chinese Eastern by improving the management of “Happy China Eastern” Employee Wellbeing Credit

•   Addressed “Ten Tasks” that concern employees

•   Further refine the implementation plan for the management of “Happy China Eastern” Employee Wellbeing Credit

•   Address the taks that concern employees

•   Protect employees’ legitimate rights and interests with innovative measures

Training and Development	GRI 404 Training and Education

•   Improved and promoted the implementation of the Swallow, Wing, Flying and Eagle backup talents training system

•   Took the initiative to develop new training methods and conducted online training via live streaming

•   Built the ground service training system and organized skills competitions to improve employees’ position skills

•   Accelerate the transformation of the training and R&D project achievements, and continue to optimize and promote the building of the curriculum system

•   Improve IT-based management to realize standardization, platform-based operation and digitization in the whole training process

Special Flight Guarantee	GRI 413 Local Communities	• Enhanced internal and external coordination to improve operation coordination, diversion guarantee and emergency response • Provided air transport support for major events	• Provide air transport support for national major events • Continue to guarantee air transport for the nation’s emergency relief actions
Engaging in Local Cmmunities	GRI 413 Local Communities	• Continued to carry out “Love in China Eastern” volunteer projects • Integrated social resources to conduct public welfare activities	• Continue to optimize the “Love in China Eastern” project mechanism, and integrate more high-quality social resources to expand public welfare philosophy and actions

7.3 Stakeholder Engagement

To keep stakeholder engagement, we identify and respond to the concerns of stakeholders with a normalized communication and supervision mechanism, and further build a closer relationship with them. At the same time, we focus on key issues concerned by stakeholders and constantly improve management in order to better respond to their expectations.

Stakeholders	Main Topics	Engagement		Response
		Communication	Supervision
SASAC	Pandemic response Resumption of work and production International development Addressing climate change Targeted poverty alleviation Community engagement	Working conference Regular report	Business assessment Inspection tour	P13、 P19、 P63、 P66、 P76、 P85

CAAC	Pandemic response Resumption of work and production Aviation safety Flight punctuality Improvement of passenger experience Addressing climate change Supporting industrial development	Working conferences Issuance of notices	Supervision and check Operational guidance	P13、 P19、 P46、 P54、 P58、 P66、 P63

Stock exchanges/investors	Operating performance Risk management Compliance management	Company announcements Shareholders’ meetings Performance roadshows	Regular information disclosure Independent directors Auditing system	P88、 P33

Local governments

Pandemic response Resumption of work and production Compliance operation Addressing climate change Pollution control Sustainable utilization of Resources Community engagement Targeted poverty alleviation

		Routine communications Working conference Government-enterprise partnership	Submission of statistical reports	P13、 P19、 P33、 P66、 P69、 P71、 P85、 P76

Customers	Flight punctuality Product and service innovation Improvement of passenger experience Customer privacy protection Passenger health and safety Special passenger service	Membership activities Customer hotline Weibo and WeChat online platforms	Customer satisfaction survey Customer complaints management	P54、 P56、 P58、 P62、 P50、 P57

Employees	Occupational health and safety Employee training and development Diversity and equal opportunities Working conditions and social security	Staff congress Online exchanges, seminars Training, competing for positions	Internal supervisors Service satisfaction survey Labor unions	P51、 P83、 P82、 P81

Peers/industry associations/ airports	Compliance management Flight punctuality Supporting industrial development	Communication conferences Exchanges among the peers Project cooperation	Social supervision Supervision / review	P33、 P54、 P63

Dealers	Compliance management Sustainability value chain	Project cooperation Routine business communications Business meetings and negotiations	Reporting mechanism Auditing/Assurance	P33、 P73

Suppliers/other partners	Compliance management Risk management and control Sustainability value chain	Project cooperation Routine business communications Business meetings and negotiations	Reporting mechanism Auditing/Assurance	P33、 P73

Communities/ Nonprofit organizations	Pollution control Community engagement Targeted poverty alleviation	Voluntary services Community project cooperation	Social supervision	P69、 P85、 P76

Media	Compliance management Product and service innovation Improvement of passenger experience	Press conference Media interview Interactive new media	Media supervision	P33、 P56、 P58

8. A New Height for Safety Development

Safety is the foundation of civil aviation. In line with our vision, mission and values, we have adopted more practical measures to build the safest airline and safeguard our passengers in every flight.

8.1 Upholding Aviation Safety

An up-to-date safety governance lays a solid foundation for the high-quality development of civil aviation. We firmly believe that building a more flexible, leading and forward-looking safety management system helps contribute to a stable and robust development.

8.1.1 Improving the Safety Management System

China Eastern aligns itself with the Civil Aviation Law, Civil Aviation Safety Management Regulations and other laws and regulations on safety. In accordance with the National Three-year Action Plan for Work Safety Rectification issued by the State Council Security Committee, we have formulated the Company’s three-year action plan for work safety rectification, and prepared “two lists” of hidden hazards and rectification measures. Thus, we put the action plan in place to secure stable and safe operations of the Company. In 2020, China Eastern formulated the Implementation Rules for Safety Performance Evaluation, Safety Hazard Inspection and Management Regulations, Implementation Measures of Safety Interviews, and Review and Assessment Measures of Safety Work Management (2020). By doing so, we have refined the implementation measures of safety assessment and improved the safety management system.

We attach great importance to safety oversight and overhaul. We have organized special safety inspections among key units to timely identify the problems and urge effective rectification. In 2020, we completed 11 safety audits, 336 internal audits, 42 apron and on-site inspections, and 34 special inspections.

Key performance:

In 2020, we operated 672,200 safe flights for 1.5476 million hours and operated continued safe flights for 193 months, including 22.59 million hours.

Incident Rate Per Ten Thousand Hours

	2018	2019	2020
China Eastern	0.018	0.041	0.044
Civil aviation industry	0.51	0.46	0.49

Before departure, pilots check flight information through the electronic flight bag (EFB)

8.1.2 Enhancing Safety Risk Management

China Eastern continues to strengthen risk management and transforms the focus of risk management from post-management to pre-management and in-process management. While analyzing changes in traditional security risks, we respond to the challenges of new security risks in a scientific way, maintaining a safe operating environment for the Company. In 2020, we completed the management tasks of ten major risks, accurately identified new changes and potential risks, and insisted on preventing safety risks from the source.

Case: Building a Database of Unsafe Incidents to Facilitate Lean Risk Management

Since January 2020, China Eastern has completed the collection of basic information data of 15,644 unsafe incidents from 2011 to June 2019. We have conducted big data analyses of typical incidents caused by man-made operations, operating environment and machinery, and identified the information of risk sources such as “deviation of height” and “wind shear” to facilitate lean risk management. Meanwhile，we explores the use of machine learning methods to automatically judge the types of accidents, laying the foundation for the development of an “empirical risk management and control system”

8.1.3 Improving Safety Guarantee Capability

At China Eastern, everyone is a gatekeeper of safety. In 2020, we built three focuses of front-line team members, basic knowledge, and essential competence to improve flight training and safety guarantee of each position. We fostered safety culture and enhanced safety responsibility fulfillment (for life, regulations and responsibilities) among our employees. All of our employees signed letters of safety responsibility, promising to stay true to the original founding mission, fulfill responsibility, make a promise, and compete in making contributions.

•	Digitalization makes flight safer

We have developed China Eastern Safety Analysis Platform (MSAP) and Simulator Operations Quality Assurance (SOQA), and extended big data apps to the training end, providing our pilots with more accurate instructions.

•	Diversifying the Pilot Training System

China Eastern has independently developed the A350 Chinese Computer-Based Training (CBT) training system to support pilot training of new aircraft types. The Company innovatively established the B787 course system, with independent intellectual property rights, leading the domestic training of the same aircraft type. Our training innovations have met traditional and remote training needs, and improved the pertinence and practicality of training.

•	Creating a Safety Culture Atmosphere

We improve the conduct of civil aviation safety practitioners in responsibility fulfillment, and build a stronger “Three-Leader” team (Captain, Chief Steward and Group Leader) in safety governance. We mobilize employees to voluntarily report safety information and organize diversified activities of safety culture building to raise their safety awareness.

Key performance:

In 2020, we collected 29,248 pieces of voluntary reports on safety information, a year-on-year increase of 27.2%.

“Stay true to the original founding mission, fulfill responsibility, make a promise, and compete in making contributions” thematic safety knowledge contest

The Pilot Skills Competition is held to enhance the safety security capability of pilots

8.2 Safeguarding Passenger Health

Safety is the awe to life and shows our care to passengers. China Eastern has always put the safety and health of passengers in the first place and offered better services to make passenger safer during air travel. In 2020, we continued to implement the “SAFE520” Safety Work Method. We implemented the anti-pandemic cabin service standard, enhanced in-flight catering quality management, and mitigated air turbulence risks, ensuring that the cabin product and service delivered to passengers as safely as possible.

Major Measures to Safeguard Passenger Safety and Health in 2020

Case: Improving the Reliability of Air Turbulence Warning to Safeguard Passenger Safety

In order to prevent injuries caused by air turbulence, the Cabin Department of China Eastern has adopted the Eddy Dissipation Rate (EDR) System, which enables cabin attendants to receive air turbulence warning more timely and accurately and take appropriate action immediately.     At present, EDR system has been installed in all flights of China Eastern. In addition, China Eastern has cooperated with China Academy of Civil Aviation Science and Technology, Civil Aviation Administration of China to verify the EDR information and EDR system, so as to promote the sharing of turbulence information, and improve the reliability of turbulence warning of inter-regional flights.

8.3 Caring for Employee Health and Safety

China Eastern cares for the physical and mental health of flight crew personnel and ground crew personnel. We provide protective devices and medical support for frontline employees to help them prevent occupational health and safety risks in different positions, continuously improving job satisfaction. In 2020, we implemented the notification of the 6th revised version of the CCAR-121-R4 on crew scheduling, and altered the scheduling rules for our crew.

Key performance:

In 2020, our employees participated in EAP consultation for about 230 hours.

Major measures on employee safety and health in 2020

9. A New Chapter for Smart Services

Smart, caring and efficient aviation service enables passengers to have new expectations for a wonderful journey. China Eastern is committed to providing efficient, convenient, intelligent and high-quality air transport and extended services, and cooperating with outstanding partners to bring passengers a satisfactory and joyful service experience.

9.1 Guaranteeing Flight Punctuality

Flight punctuality is not only a key indicator of civil aviation service quality but also one of the biggest concerns of passengers. China Eastern continues to optimize flight operation and management to guarantee flight punctuality for better customer service quality.

To improve flight punctuality, we earnestly implement the requirements of the campaign launched by CAAC on the brand building of civil aviation service quality. We set up the target for flight punctuality improvement actions in 2020, and established a special team on flight punctuality management. Our efforts include the flight punctuality management system, emergency plan for extensive delays, ground service support, information technology support, and performance appraisal, etc. In 2020, we formulated the Flight Punctuality Evaluation Regulations (2020), Regulations on the Management of the Company’s MUC Flight Guarantee Platform, and other regulations, optimizing the flight punctuality management model.

We actively develop an intelligent management approach. In 2020, we launched the Movement Manager (MM) module and the Flight Recovery Module (RM) module in the next-generation operational system, contributing to automatic and smart flight deployment and operation recovery. We continuously implemented electronic release, with the electronic flight release coverage of 84.76%. We also optimized the flight punctuality management process and set up the daily reporting mechanism. These efforts have enabled real-time detection, reporting and guidance of delayed flights, and improved the efficiency of handling unpunctual flights.

Key performance:

Flight Punctuality Rate	2018	2019	2020
China Eastern	80.19%	81.84%	89.60%
Civil aviation industry	80.13%	81.65%	88.52%

Case: Building Production Command Management System to Improve Collaboration Efficiency

In 2020, China Eastern launched a distinctive production command management system. The system employs MUC software and integrates operational system and data to respond to the needs of large fleets, realizing a whole-process management and command system that covers from the Company to the terminal and the flight.

Through flat communication and decentralization, we have broken the fragmentation of traditional scheduling system in flight guarantee. Since the launch of the system, all guarantee information and progress has been simultaneously shared in the group, which effectively improves the efficiency of collaboration for flight guarantee and communication of production commands. These efforts reduce flight delays caused by internal factors. At the same time, all call records can be analyzed to identify the weak links and intensify the betterment of flight guarantee quality.

9.2 Providing Heartwarming Service

Heartwarming service is one of the values of the tertiary sector. Upholding the philosophy of “heartwarming service”, China Eastern has enhanced service management and improved service quality to meet the people’s demand for better air travel experience.

9.2.1 Service Quality Management

We step up efforts to improve service standards. In 2020, we launched the brand building campaign on civil aviation service quality, and established a special team to promote effective operation of the service management system for better closed-loop management of service quality. We amended the Service Manual, Cabin Service Alert Summary, Flight Attendants’ Operation Handbook, and Capability Enhancement Plan for Flight Attendants before Flight, etc. Moreover, we built the strategic customer service system and improved the VIP lounge standard to advance service standardization. Besides, in pandemic response, we improved the In-flight Catering Standard and the Standard and Process of Catering for Important/Special Flights to guarantee service quality.

9.2.2 Listening to Our Passengers

Upholding the vision of “Putting customers first with wholehearted service”, we conduct deep research on customers’ needs, track the data of passengers’ satisfaction, and intensify service management and process optimization, with an aim to improve passengers’ satisfaction. In 2020, we improved our smart customer service applications. With a richer library of intelligence-based knowledge, we have realized multi-channel dialogue of the online customer service system, which can recognize passenger’s intent, transfer to staff help, thus improving response efficiency.

To enhance customer complaint management, we have improved the Regulations on Complaint Handling Management. Apart from “daily monitoring, weekly inspection, and monthly analysis”, we regularly hold passenger complaint handling exchange meetings, handle complaints in a unified manner, and compile the unified handling standard. Besides, we have improved the complaint data analysis, and standardized handling process for higher complaint handling efficiency.

Key performance:

In 2020, the overall passenger service satisfaction scored 91.71, the passenger satisfaction of ground service scored 91.72, and that of air service scored 91.7.

Due to the COVID-19 pandemic, the complaint handling rate increased to 9.68 2020 from 9.20 in 2019.

9.2.3 Special Passenger Service

Special passenger service is indispensable to improving air travel service accessibility. China Eastern continues to optimize special passenger service by providing customized service and improving the travel experience of all our passengers, including those with special needs.

In 2020, we established a special team to care for special passengers. We formulated the Regulations on Daily Management of Wheelchairs and the Access and Exit Mechanism for the Three Kinds of Flight Attendants. Additionally, we further promoted the sign language app. These have substantially satisfied the air travel needs of passengers with limited mobility.

On the afternoon of August 31, 2020, China Eastern Guangdong Branch opened an express check-in channel for human organ transport. It took only nine minutes to check in on the MU5310 flight from Guangzhou to Shanghai, buying precious time for saving the life of the patient.

China Eastern sets up the first Courtesy Zone outside the restricted area at Pudong International Airport to provide one-stop service for wheelchair passengers, avoiding the inconvenience for wheelchair-based passengers and improving their service experience

9.3 Intelligent Travel Experience

A new round of technological revolution and industrial transformation, led by information technology and with “intelligence” as an important feature, is reshaping the landscape, mode and pattern of the civil aviation industry in an all-round way. Following the trend, China Eastern has continuously upgraded its “intelligent travel” service, so that passengers can fully enjoy the sense of gain and happiness brought about by the development of civil aviation.

9.3.1 Industry’s First Infinite Flight Pass

In serving the supply-side structural reform, we have initiatively launched the Infinite Flight Pass series products, followed by other major airlines in the country. The new series of products help mitigate the problems of surplus transport capacity, declining demand, and shortage of fund. Product innovation stimulates demand and thus drives the recovery of the aviation industry. New growth points have formed in developing “Infinite Accommodation”, “Infinite Procurement” and “Infinite Tourism”, etc. The comprehensive effects of the service have provided strong momentum for revitalizing the domestic circulation.

An Infinite Flight Pass ticket means far more than the worth of ticket fare to social and economic development

Key performance:

In 2020, China Eastern transported 2.75 million passengers in the Infinite Flight Pass program. It has promoted Chinese civil aviation to have the fastest recovery and best operation across the globe.

Stakeholder Comment

I live in Shanghai and work in Sanya. China Eastern’s Infinite Flight Pass is such a wonderful service customized for me. Several weeks before the Mid-Autumn Festival and National Day, I booked the flight ticket to Shanghai for family union, and selected the seat near the window. When I saw the moon on the flight, I couldn’t help expressing my feelings in poetry ...

A netizen “Nami Yanzi”

After buying the Infinite Flight Pass service, the management of my factory has been greatly improved. I can fly everywhere to see my old customers and negotiate new orders. Now my customers have expanded from a few to more across the country. And the figure is still growing.

A Guangzhou-based entrepreneur whose factory is based in Sichuan

9.3.2 Diversified Travel Service

With a passenger-oriented approach, China Eastern has continuously innovated in products and services to provide passengers with quality services that exceed expectations.

China Eastern’s first landside(outside security) VIP lounge - the 21-meter VIP lounge officially opened at Shanghai Hongqiao International Airport

•	Self Check-in

In order to further enhance passenger travel convenience, China Eastern continues to optimize counter service. We have launched “Easy Flight Transfer”, which realizes 60-minute MCT in domestic flight transfer at Pudong International Airport. We have also launched “Easy Boarding” along the Guangzhou-Shanghai route, which enables passengers to board upon their arrival at the boarding gate. Besides, we optimized the layout of the domestic flight check-in zone at Terminal 1 of Pudong International Airport. Based on navigation of IATA Designator/ICAO Code/Airline Code and the capital letters of the destination, passengers can quickly find the check-in zone, thus improving check-in efficiency and experience.

China Eastern has been the first Chinese airline to launch the “rail-air transport” service, realizing “one payment in one order for rail-air multi-modal transport”. Passengers can order a multi-modal transport ticket of China Eastern, Shanghai Airlines and high-speed rail on China Eastern app or 12306 China Railway app.

China Eastern has opened China’s first ticket counter within a boarding hall, which means that travelers at Terminal 2 of Shanghai Hongqiao Airport can now change or rebook tickets without going through security a second time.

•	Bettering Cabin Service

Since the outbreak of COVID-19, we have flexibly adjusted in-flight catering service to reduce cross-infection risks. We are the first in the industry to launch paper bag meals, “Edainty” and other catering products, which both meets the requirements of pandemic response and satisfy passengers’ catering needs. Since we enter normalized prevention and control of the pandemic, we have optimized the catering in premium flights to improve passenger satisfaction.

Case: Innovating the “Souvenir” In-Flight Catering Service

China Eastern has launched the “souvenir” in-flight catering service. We choose to prepare meal package in advance or distribute in-flight meals or not according to the risk rating of the air route in this service, so as to effectively reduce contacts and infection, and better protect passengers’ health.

“Edainty” offers desserts with local characteristics, tickling the taste buds of passengers

•	Upgrading Baggage Service

Since July 3, 2020, China United Airlines, a subsidiary of China Eastern Group, is the first airline in China to launch the piece rate system for check-in luggage on domestic flights. Under the piece rate system, the weight limit for a single piece of check-in luggage increases from “no more than 20KG” to “no more than 23KG”,which is the same as the international flight luggage limit. It is a great convenience for passengers. For international and domestic flight transfer, passengers do not have to worry about excess check-in luggage weight and the efficiency of intermodal transport and transfer is also further improved.

Case: Building Whole-Process Intelligent Travel Service and Being a Leading Role in Aviation Ecosystem

In 2020, China Eastern continued to upgrade the whole-process facial recognition services. At Beijing Daxing International Airport, we launched the revised version of “One ID” contactless pass. After authorizing China Eastern app to scan their identity certificate and their image, passengers can complete check-in, boarding, luggage check, security check and other links with face scan. Thanks to smart travel solutions, it takes less time to check in; it takes no more than 20 minutes to go through the whole process at the terminal; the time for reloading luggage is reduced from 8-10 minutes to 3-5 minutes. The passenger satisfaction was increased by nearly 10%.

9.4    Customer Privacy Protection

While the internet big data brings new travel experiences to society and individuals, it also brings new challenges to passenger information security. As a responsible international airline, China Eastern has always prioritized the passenger information security by protecting customer privacy and strengthening information security management.

In 2020, we continued to improve our customer privacy protection system. Specifically, we improved the Regulations of Passenger Information Protection, the Implementation Rules for Handling Passenger Information Security Incidents, the Regulations on Personal Information Protection in China Eastern Information System, the Detailed Rules for Personal Information Protection in China Eastern Information System, and other regulations. Moreover, we established the Passenger Information Protection Committee and hired data protection officials or data protection commissioners with a mechanism of regular update. We strived to figure out the requirements of passenger information classification, safety rating, passenger information handling, and safety incident response, etc.

In response to the Notice by the Office of the Central Cyberspace Affairs Commission of Effectively Protecting Personal Information and Using Big Data to Support Joint Prevention and Control, we protected passengers’ personal information during COVID-19. We insisted on minimizing information collection, signed data processing agreement, and require a third party to destroy data after use. We also conducted compliance analysis on our collecting behavior of passenger health information during the pandemic.

9.5 Advancing Global Connectivity

The civil aviation industry has built an air bridge for cultural exchange, trade, and technology transfer. China Eastern continues to serve the Belt and Road Initiative, promotes cross-cultural communication, and supports global efforts to fight against the pandemic.

Key performance:

In 2020, amid the pandemic, we operated 7,000 flights with a seating capacity of 1.29 million to transport 832,000 passengers to countries and regions along the Belt and Road.

Case: Building a Bridge for China-Italy Cultural Exchange

Italy is not only the end of the Ancient Silk Road, but also the intersection of the Silk Road economic belt and the Maritime Silk Road. On the occasion of the 50th anniversary of the diplomatic relations between China and Italy, China Eastern, along with relevant research institutions, released a research report, Effects of China-Italy Civil Aviation Cooperation on the Development of Cultural Tourism - Taking China Eastern in Italy as an Example. In the report, we review the development process of China-Italy civil aviation cooperation, focus on the analysis of anti-pandemic measures of China Eastern, and conduct in-depth research on the influence and role of civil aviation industry in international exchange.

Stakeholder Comment：

According to the research on China Eastern’s development in Italy during the past nine years, civil aviation not only plays the role of physical connection in wide-area international exchange circle, but also assumes the role of psychological connection such as cultural exchange. Chinese airlines are playing a more and more important role in cultural exchange between the two countries.

Raffaele Marchetti, Vice President of LUISS, Italy

China Eastern has proactively transported three groups of Chinese experts and organized 40 chartered freight flights to support Italy’s pandemic response, Helping China and Italy to Build ‘Healthy Silk Road’ with sense of responsibilities and missions.

Li Bin, Minister Counselor of the Chinese Embassy in Italy

9.6 Contributing to Industrial Development

A harmonious and win-win industrial ecology creates a favorable environment for the robust development of an enterprise. China Eastern actively engages in the development of aviation industry and regards industry peers as important stakeholders. The Company seeks cooperation, shares resources, and promotes complementarity with peers to jointly create a favorable environment for industrial development. In 2020, we continued to uphold the philosophy of opening up, cooperation, mutual benefits and sharing, and joined hands with peers at home and abroad to promote the sustainable development of aviation industry chain, ecological chain and value chain.

China Eastern, along with China Guangfa Bank (CGB) and InterContinental Hotels Group (IHG), launched the CGB-China Eastern-IHG co-branded credit card, creating a new business travel consumption scenario

10. A New Journey to Green Development

Green development is the core concept of China’s economic and social development in the new era, and it is also an important background for the high-quality development of aviation industry. During our journeys towards the destinations worldwide, we carry passengers through thousands of rivers and mountains to see lucid waters and blue sky and inspire them to cherish the endowment of nature to mankind. We promote energy conservation and emission reduction through the five-pronged program under the theme of “cherishing every drop of aviation fuel, every drop of gasoline (diesel) fuel, every kWh of electricity, every drop of water, and every ray of sunshine”. With these efforts, we minimize the impact of air transport on the environment and create greener flight options for our passengers.

10.1 Addressing Climate Chang

In the context of global climate governance, the aviation industry takes the lead in developing the world’s first industry-wide carbon emission reduction market mechanism, demonstrating the industry’s firm determination to pursue green development. From flights to ground operations, we have expanded the “battlefield” of environmental protection to the entire air and ground domains.

10.1.1 Improving the Environmental Management System

In compliance with the Environmental Protection Law and other relevant laws and regulations, China Eastern has formulated the Regulations on Environmental Protection Management. In 2020, in line with the requirements of ISO 14001 Environmental Management System Certification and ISO 50001 Energy Management System Certification, the Company formulated the Environmental and Energy Management Manual, with the focus on delicacy management of energy saving and ecological protection. The Company also held publicity activities and the first training of the manual.

Overview of Environmental and Energy Management During Aviation

Key performance:

During the 13th Five-Year Plan period, China Eastern has saved more than 600,000 tons of aviation fuel, reducing company-wide carbon emissions by around 2 million tons.

10.1.2 Promoting Emission Reduction in Aviation

China Eastern pays much attention to the development of international green aviation, actively participates in the market-based emission reduction mechanism, and supports global efforts to address climate change issues. In 2020, we completed relevant work with Shanghai’s carbon trading, EU’s carbon trading, China’s carbon market, and industry carbon dioxide emissions. Moreover, we actively attended relevant international conferences to convey the aspirations of Chinese airlines, and to jointly explore specific measures for green aviation development.

As a practitioner of green aviation, we are actively engaged in global climate change governance. In 2020, we attended the ICAO Aviation Green Recovery Seminar (virtual) and joined the online discussion on the Navigating CORSIA - A guide to the scheme’s design and implementation to explore development paths and measures to implement green and low-carbon development of the aviation industry.

10.1.3 Improving Energy Efficiency Management

China Eastern focuses on energy consumption reduction per unit and optimization of flight and ground energy efficiency to practice the philosophy of “implementing delicacy management from the source”, continuously ramping up its efforts in energy conservation and emission reduction. In 2020, China Eastern Group undertook the task of the SASAC’s indicator of fuel consumption per unit of passenger turnover; China Eastern undertook the task of local government’s dual-indicator of overall energy consumption and energy consumption per unit in Shanghai. The two indicators were decomposed into the performance indicators of all units under China Eastern, with an aim to improve supervision and rectification of energy efficiency during air and ground operations.

Management Measures to Improve Flight Energy Efficiency

Key performance:

In 2020, RMB 640 million were invested in energy conservation and emission reduction.

10.2 Safeguarding Lucid Waters and Blue Sky

Pollution control is a key requirement for green development. Strengthening pollution control from the source, e.g., waste water, exhaust gas, noise, and solid waste, has become an environmental responsibility that every person in aviation industry should assume.

To this end, we have promoted the implementation of the Regulations on Environmental Protection in accordance with Water Pollution Prevention and Control Law, Atmospheric Pollution Prevention and Control Law, the Work Plan on Implementing the “Three-year Action Plan to Win the Battle for a Blue Sky”, etc. and updated the Self-Check List for Pollution Control. In 2020, we completed the tasks assigned by CAAC in the final year to win the battle for a blue sky. The Company received the 3rd round of inspection organized by CAAC. China Eastern and its Beijing, Guangdong, Yunnan, Northwest and Gansu subsidiaries/branches received the recognition from CAAC.

Major Measures on Pollution Control in 2020

Auxiliary Power Utility (APU): APU is a small power engine in the rear of the plane. It consumes more fuel than that of municipal electricity and diesel engines. It can be replaced by ground-powered vehicles and bridge-mounted power sources to save fuel consumption and reduce exhaust gas emissions.

Key performance:

In 2020, the overall utilization rate of our APU alternatives reached 99%.

In 2020, the total amount of non-hazardous waste was reduced by 10,442.33 tons while the total amount of hazardous waste was reduced by 28.92 tons.

Solid Waste Classification and Treatment & Tisposal Methods

Sorting & Disposal of Hazardous Wastes
Category	Method of Disposal	Performance in 2020
Waste medicine	Carrying out category-based management and storage of medical waste according to the Catalogue of Classifications of Medical Wastes, and regularly sending medical waste to qualified organizations that have signed related agreements with China Eastern for proper treatment	0.33 tons

Waste organic solvents and waste containing organic solvents	Entrusting qualified third-party organizations for harmless treatment of wastes, including incineration and physicochemical treatment	57.8 tons
Waste mineral oil and waste containing mineral oil		142 tons

Oil-water and hydrocarbon-water mixtures or emulsions		7.2 tons

Waste dyes and paints		7.06 tons

Organic resin waste		4.96 tons

Waste containing Hg		1.47 tons

Dispose of electronic waste	Collecting the waste and sending to suppliers with ISO 14001 Environmental Management System Certification and e-waste treatment qualification to process	Number of China Eastern’s scrapped devices: 173 Shanghai Airlines’ scrapped devices: 18

Sorting & Disposal of Non-hazardous Wastes
Cabin waste	Sending to the qualified third-party agency for sorting and recycling after collection and classification	31,009 tons

Domestic waste	Sending to a qualified third-party agency for unified recycling and treatment after collection and classification	3,859 tons

Kitchen waste	Sending to the catering company for landfill or incineration after collection and classification	797.91 tons

Case: Providing Passengers with Greener In-flight Catering Service

China Eastern actively promotes the green development of in-flight catering service. We have introduced the world-leading vacuum kitchen waste treatment system and the oil fume purification device to reduce cooking fume and kitchen waste. In addition, we use big data to achieve delicacy in-flight catering, optimize meal tastes based on passengers’ needs, and encourage passengers to save food, reducing the waste burden on nature.

At China Eastern’s VIP Lounge in Beijing Capital International Airport (BCIA), we warmly remind our passengers to join the “Clear Your Plate” campaign.

10.3 Sustainable Utilization of Resources

Intensive use of resources and delicacy management are conducive to reducing our operating costs and helping protect the environment. Upholding the resource-based view that advocates conservation, intensive use and recycling, we reduce the impact of business operation on the environment and strive to achieve the coordinated development of the Company and nature.

In compliance with the Environmental Protection Law, Circular Economy Promotion Law, Energy Conservation Law and other relevant laws and regulations, we have implemented the Regulations on Environmental Protection Management and the Regulations on Energy Measuring Management to promote the sustainable utilization of resources. In 2020, we formulated the Environmental and Energy Management Manual.

Measures to Promote Sustainable Utilization of Resources

Case: Informatization + New Energy Promotes Emission Reduction of Ground Service

China Eastern attaches great importance to environmental protection and emission reduction of ground service. We continue to promote the “Oil-to-Electricity” and actively introduce NEVs. In 2020, we had over 1,000 NEVs to support ground service. China Eastern, along with a domestic leading manufacturer of aviation ground equipment, took the lead to develop the 35-ton pure electric container loader, the 50-ton pure electric aircraft tractor, and the pure electric new energy boarding vehicle for passengers with limited mobility.

In addition, China Eastern continued to promote the tail treatment renovation project, and formulated the Diesel Engine Tail Treatment System Retrofit Plan. A total of over RMB 50 million was invested in tail gas treatment renovation of over 1,000 ground service vehicles, which can reduce exhaust particulate matter emissions by about 1,752 tons and nitrogen oxide emissions by about 50%, facilitating the whole-domain green development with practical actions.

At BDIA, the crew personnel of China United Airlines pushes out the aircraft with a new energy wheel tractor.

In December 2020, China Eastern launched the nation’s first new energy boarding vehicle for passengers with limited mobility.

10.4 Sustainable Value Chain

A sustainable value chain helps create a platform for enterprises to exchange CSR philosophy for win-win cooperation. China Eastern actively plays its leadership role in the industry, and shares its sustainability philosophy through the value chain, driving upstream and downstream partners to fulfill social responsibility and jointly build a sustainable future.

10.4.1 Supply Chain Management

China Eastern has incorporated the CSR philosophy into supplier management system. New suppliers are required to sign the Suppliers’ Letter of Commitment to Social Responsibility and Suppliers’ Letter of Commitment to Integrity, urging them to fulfill their obligations in respect of environmental protection, commercial ethics, labor and human rights.

China Eastern regards “environmental protection, safety & stability, and sustainable procurement” as the basic principles of procurement. In terms of aviation materials procurement, we purchase environmentally compliant products in line with the requirements of global regulations on airworthiness and environmental protection. Moreover, we have set up the supervision and management procedures such as External Agreement/Contract Unit Evaluation to review supplier qualifications every two years so that they could perform well in agreement/contract fulfillment. In 2020, we formulated the Energy Design and Procurement Control Procedures to regulate energy-related procurement and realize energy conservation from the source

10.4.2 Distributor Management

In 2020, China Eastern published the TMC Cooperation Management Measures (2nd version in 2020) to enhance the management of travel management service providers, and specified the clauses of compliance and integrity in the master agreement to avoid violations of laws and disciplines in business cooperation. We formulated the Online Travel Agency(OTA) Sales Display Specification (2020) to regulate the air tickets and products displayed and sold on the OTA platform, clarified the determination of violations, and increased penalties for violations, maintaining orderly sales of the OTA platform.

Key performance:

In 2020

2,070 domestic distributors

3,590 overseas distributors(having sales)

Incident response: China Eastern curbs improper ticket reselling amid COVID-19

Due to the changes of the COVID-19 pandemic, the gap between demand and supply of the international return flight seats of China Eastern became much sharper. The improper conducts such as non-compliant occupying seats and reselling tickets at a higher price severely infringe on passengers’ rights and interests. On April 8, 2020, China Eastern issued an emergency announcement to carry out the campaign to curb improper ticket reselling.

1.    The international ticket fare rate published by China Eastern is the price ceiling; both self-sales channels and distribution channels shall implement the unified pricing limit.

2.    According to the agreement signed by China Eastern and relevant sales agencies, the sales agencies shall sell tickets in the same price set by China Eastern, and any violation demands corresponding accountability.

3.    Passengers can complain about or report the improper conduct of ticket reselling to China Eastern and provide the evidence of corresponding ticket purchase process and payment vouchers. China Eastern will investigate it and assist passengers in safeguarding their legitimate rights and interests.

Since the announcement, China Eastern has handled 33 complaints about improper ticket reselling. All reports have been dealt with effectively. Fifteen passengers have sent emails to express gratitude for helping them get refunds.

11. New Aspirations for a Better Life

Harmony and happiness are the people’s pursuit of a better life. People-centered, we care for employee growth and development, actively engage in community development, and strive to align our efforts to consolidate and expand the achievements in poverty alleviation and support rural vitalization, to ensure that our people share more gains of development and a better future.

11.1 Supporting the Decisive Battle against Poverty

The fight against poverty is not the end, but a new starting point for a better life. We have implemented relevant requirements to ensure that poverty alleviation duties, policies, assistance, and oversight continue after poor counties are removed from the national poverty list. At the same time, we try to upgrade our fixed-point poverty alleviation efforts in a sustainable manner to “ensure that people have sufficient food and clothing, as well as access to compulsory education, basic medical services and safe housing”(“two no worries and three guarantees”). Devoted to the poverty alleviation through aviation support, industrial development, employment support, medial support, and educational support, we also plan our path towards rural vitalization. We have signed the Further Implementation of Strategic Cooperation Framework Agreement on Rural Vitalization with Lincang City, and launched the campaigns of “Enrich Knowledge”, “Increase Income” and “Benefit Future Generations”. By doing so, we align our efforts to consolidate and expand the achievements in poverty alleviation and support rural vitalization in the new stage.

Improving The Fixed-Point Poverty Alleviation

Key performance:

By the end of 2020, China Eastern Group has

helped 71,933 poor people in 99 villages (including 56 counties in extreme poverty) of Cangyuan and Shuangjiang, Yunnan shake off poverty helped Cangyuan Washan Airport open air traffic in 2016 with low fare operation, equivalent to subsidizing RMB 300 million for local routes and contributing RMB 600-800 million to local GDP growth every year built 16 poverty-alleviation industrial development bases and created over 10,000 jobs cumulatively invested more than RMB 100 million in poverty alleviation cumulatively contributed nearly RMB 60 million to poverty alleviation through consumption (approximately RMB 40 million in 2020)

aided the construction of 40 demonstration villages and beautiful countryside, and transformed 686 dilapidated houses renovated 66 clinics in poverty-stricken villages, benefiting more than 60,000 registered poor people aided the construction of the teaching building of No.1 High School in Shuangjiang, benefiting more than 20,000 students from poor families implemented 5 rural drinking water safety guarantee projects, benefiting 14,300 farmers

In April 2020, the Leading Group for Poverty Reduction and Development of the State Council disclosed the results of the 2019 fixed-point poverty alleviation performance evaluation of central SOEs and institutions. China Eastern Group received the highest rating in the evaluation for the second consecutive year.

Case: Refueling Rural Development

China Eastern actively promotes rural culture in its in-flight magazines and communication cooperation with others, boosting local tourism. Moreover, we help local communities spread its poverty alleviation practices with local features. Our flights enable the world to reach Lincang, and Waxiang to the world, spreading the Wa culture and tea culture of Lincang and boosting local tourism.

We actively publicize rural culture. The poverty-alleviation promotional video starring China Eastern’s image spokesperson Hu Ge has earned over 100 million views.

Stakeholder Comment

Thanks to the opening of the flight, the annual tourism income of Wengding Village reaches more than RMB 1 million. The living standards of our villagers has been considerably improved.

Yang Xinhua, Deputy Secretary of the Party Branch of Wengding Village

Scan to watch the poverty-alleviation promotional video of China Eastern

•	Aviation Support

Leveraging its industrial advantages, China Eastern supports local economic development through aviation support. In 2020, we first resumed the poverty-alleviation air routes to Lincang and Cangyuan despite COVID-19. In October, we launched three new poverty-alleviation air routes (Cangyuan-Lijiang, Lincang-Lijiang and Lincang-Chengdu), boosting local flow of human resources, commodities, information, capital and technology, and helping promote local poverty alleviation.

On the poverty alleviation flight, our flight attendant dressed in Wa ethnic costumes share poverty alleviation stories with passengers.

•	Industrial Development

China Eastern continues to promote poverty alleviation through industrial development. We have invested in 14 industrial poverty alleviation projects in two of our pairing counties. We have also established a local poverty alleviation fund and formed a benign circle of “poverty alleviation projects - poverty alleviation fund - poverty alleviation projects”. At the same time, we mobilize local farmers to build brands of local products, such as Anye Honey, Cunmuxiang (Rosa banksiae) Tea, and Cangyuan Wa Chicken, and help these brands reach a broader market.

Chairman Liu Shaoyong has a field tour at the Primary Tea Processing Factory of Tonghua Village in Shuangjiang County to investigate the progress of poverty alleviation through industrial development.

China Eastern supports the innovative development of the honey industry in Cangyuan, making the life of local residents better.

Stakeholder Comment

Without China Eastern, there would be no leap-forward improvement in the quality of our tea. Nowadays, we have changed from the former soil workshop to modern automated assembly line production, and the tea trees on the mountains have become the “money cows” of our villagers.

Luo Chengying, Founder of Yun Nan Shuang Jiang Cun Mu Xiang Tea trading Co.,Ltd.

•	Consumption-driven

China Eastern vigorously promotes consumption-driven poverty alleviation and endeavors to make local agricultural products a big hit in the market. Specifically, we purchase agricultural by-products from impoverished areas, organize live streaming to sell products, and hold the poverty-alleviation consumption week. We leverage the internet to expand the sales channels for poor households and solve the difficulties of sales, driving local social and economic development.

Case: Holding the First Poverty-Alleviation Consumption Week

From June 16 to 17, 2020, China Eastern initiated its first poverty-alleviation consumption week. At the Home of China Eastern, dozens of agricultural products from Cangyuan and Shuangjiang in Yunnan, and other fixed-point poverty alleviation areas of China Eastern showed on the Poverty Alleviation Fair. We encourage our employees to purchase poverty-alleviation products instead of donation, thus supporting poverty alleviation through consumption. Moreover, the tea from the Wa mountainous areas and Wa chicken have been provided in the cabin of China Eastern, and the on-board kitchen respectively, enabling passengers to enjoy the delicacies at an altitude of 10,000 meters.

On the Poverty Alleviation Fair, our employees purchase poverty-alleviation products.

On June 20, 2020, China Eastern and the People’s Daily held a live streaming campaign to help sell the poverty-alleviation products in Cangyuan.

•	Educational Support

China Eastern also promotes poverty alleviation through educational support. Through our online education project, we enable children in the mountainous areas to access to high-quality educational resources. We organize employees to join cash and in-kind donations and participate in volunteer activities to support local education. In 2020, China Eastern signed a memorandum on poverty alleviation cooperation with the Municipal Government of Lincang and Shanghai Civil Aviation College. The three intend to jointly build a world-class Yunnan Branch of Shanghai Civil Aviation College, set up a long-term effective mechanism to develop civil aviation talents in Lincang, and help improve local education, drawing a new blueprint for talent training.

•	Medical Support

China Eastern takes multiple measures to provide medical support for the fight against poverty. We promote urban medical resources to reach poor countryside, and mobilize Shanghai’s high-quality medical resources to provide extensive medical supports in Cangyuan and Shuangjiang. We also improve the hardware conditions of rural clinics, and cooperate with China Foundation for Poverty Alleviation to provide supplementary medical insurance for the poor to reduce the risk of returning to poverty due to illness.

•	Addressing Prominent Issues of “Two No Worries and Three Guarantees”

In addressing prominent issues of “Two No Worries and Three Guarantees”, China Eastern has launched dilapidated house renovation and safe drinking water protection assistance projects to improve the living condition of rural residents. In 2020, the water supply projects in Banhong Village and Nanban Village in Cangyuan, aided by China Eastern, were completed and put into use. Local people and schools no longer have to transport water from five kilometers away.

General Manager Li Yangmin attends the opening ceremony of the safe drinking water project of Banhong Township, Cangyuan Wa Autonomous Prefecture

11.2 Supporting Employee Development

Being “people-oriented and caring for employees”, we fully respect the development needs of employees, protect their legitimate rights and interests, and give full play to their sence of ownership, striving to create and share happiness with employees.

11.2.1 Working Conditions and Social Security

A good working environment and perfect social security are conducive to enhancing employees’ sense of identity with an enterprise. Employees are vital to China Eastern’s high-quality development. As such, we continuously optimize working conditions, protect employees’ basic rights and interests, and improve the benefits for our employees, all of which will enhance their sense of belonging, gain and happiness.

In strict accordance with the Labor Law, Labor Contract Law, Social Insurance Law, Employment Promotion Law, and other relevant laws and regulations, we protect employees’ basic rights and interests, and forbid child labor and forced labor. Moreover, we have continued to improve the enterprise annuity system, adjusted the enterprise annuity plan, and increased the coverage, so as to make employees benefit from the Company’s reform and development achievements.

Key performance:

Indicator	2018	2019	2020
Coverage of Enterprise Annuity (%)	87.50	90.71	91.34

11.2.2 Diversity and Equal Opportunities

A diversified workforce helps enhance the innovation and competitiveness of an enterprise. China Eastern respects the cultural differences of different employees and is committed to providing employees with equal and diverse career development opportunities. We strictly abide by relevant national laws and regulations, support the equal development of employees from different backgrounds, and strive to create a diverse and inclusive cultural atmosphere, providing employees a favorable workplace with equal employment and development.

Measures to Care For Female Employees

The Tibetan flight attendant Zhuoma remarks that “Without China Eastern, it would be impossible for us to live a happy life”.

Key performance

Indicator	2018	2019	2020
Number of Minority Employees	2,427	2,711	2,807

Stakeholder Comment

On the Chinese Lunar New Year, our crew receive red envelopes (monetary gifts) and blessings. Cakes are also provided on the airplane. Everyone gathers to celebrate the holiday during a short flight, regardless of nationality, gender, and type of work. That is warm and wonderful.

Jogrim Grotmol, an American captain of China Eastern

The Sino-France relationship has become better and better in the past few years. This is part of the reason why I accept the offer. More and more flights fly between China and France with a higher frequency, indicating that both countries are looking forward to getting closer. I hope I can make my own efforts at China Eastern for a better future.

—Magand Lucine Mathilde

I’ve worked in the Sales Department of China Eastern Rome for over four years. During the past four years, I’ve participated in a host of events that impressed me, such as the Spring Festival gala organized by the Chinese Embassy in Italy, local tourism exhibitions, and the unveiling ceremony of the Shanghai-Rome round-trip route with Airbus A350-900 aircraft. Such activities allow me to gain a better understanding of the aviation industry and witness the development of bilateral cooperation between China and Italy.

—Franceschini Martina

11.2.3 Training and Development

Talent is a valuable asset for the development of an enterprise. China Eastern always supports talent development. To this end, we have built a favorable platform for talent development, formulated the talent training plan, and improved the multi-layer and multi-form talent training mechanism, to meet the needs of career development and create a good environment to attract and retain high-caliber talents.

Amid COVID-19, China Eastern proposed “no training suspension”. We proactively innovated in online training methods, timely adjusted training plans, and organized trainings for employees at all levels, from primary level to intermediate and senior levels. With these efforts, we facilitate employee growth and development.

Measures of Employee Training and Development

Key performance:

In 2020,

China Eastern R&D Center shared the courseware of 1,041 courses covering flight, flight attendance, air maintenance, ground service, operation control, aircraft maintenance, IT, the English language, basic skills, etc.

Training time per capita (by gender): female employee: 45.2 hours; male employee: 51.7 hours

Training time per capita (by employee category): management personnel: 42.9 hours; ordinary employees: 49.1 hours

Total training investment: RMB 169.6 million

1.40    million participants (online training)

11.2.4 A Happy China Eastern

China Eastern cares for employees. We pay much attention to the issues of most interest to our employees. In response to their needs in family, housing, transportation, and health, we optimize the management of “Happy China Eastern” Employee Wellbeing Credit to improve employees’ sense of happiness and jointly create and share happiness with them.

Key performance:

We completed the payment of serious illness mutual funds of RMB 5.18 million for 259 seriously ill employees.

Case: Addressing the “Ten Issues” that Concern Employees

To provide better employee care, China Eastern has launched the program to address the ten issues that concern employees. It covers three aspects: protection of rights and interests, humanistic care, and convenience service. Among them, the Happiness Online Counter Program aims to adopt the “community + service” lifestyle model to build the community O2O platform, and foster the online (Happiness Online Counter) and offline (Staff Service Counter) integrated model, serving China Eastern employees in a more efficient and convenient way.

Part of the program in 2020

China Eastern cares for employees and visits employees in winter and summer every year. In this photo, Vice Party Secretary Tang Bing is visiting the ground service personnel at Pudong International Airport.

China Eastern launches the “Happy Home” service system to enable employees to enjoy online service.

China Eastern launches the Aibo Line shuttle bus for commuting employees.

11.3    Engaging in Local Communities

The harmonious community is indispensable for the stable development of an enterprise. China Eastern has expanded its engagement in more communities to repay the society. While increasing the community wellbeing, we also gain better development.

2020 marked the tenth anniversary of “Love in China Eastern” volunteer brand. Based on this brand and the needs of communities, we provide diversified projects to facilitate the development of local communities. To standardize the management of volunteer activities, we have successively released the “Love in China Eastern” Volunteer Activity Management Regulations, Administrative Measures for Applying for “Love in China Eastern” Volunteer Projects, and Regulations on “Love in China Eastern” Registered Volunteers.

Key performance:

We organized 2,364 “Love in China Eastern” volunteer activities with a total of 26,000 employee volunteers and 295,300 hours of volunteer service.

“Love in China Eastern” sub-projects:

The “Color of City” Educational Support Program won the Silver Award in the 5th China Youth Volunteer Service Project Competition and the Golden Award in the 2nd “Dedication Cup” Shanghai Youth Volunteer Service Project Competition.

The “Ai Wan Ting” Elderly Care Program and the “Blue Sky Dreamer” Campus Volunteer Program won the Bronze Award in the 5th China Youth Volunteer Service Project Competition.

Case: Donating the “Pay Of One Flight Hour” to Help the Children in Daliang Mountains Area

In January 2020, China Eastern launched the Crowdfunding for Love campaign, encouraging the crew to donate the pay of one flight hour to purchase winter clothes for the children in the Daliang Mountains area. In the meantime, the crew called on passengers to participate in subsequent charitable activities.

Our passengers’ blessings to children in Daliang Mountains area

11.4    Promoting Regional Development

Air transport industry serves as an engine to drive regional economic and social development. Relying on a well-developed route network, China Eastern actively serves national strategies such as the coordinated development of the Beijing-Tianjin-Hebei region, the development of the Guangdong-Hong Kong-Macao Greater Bay Area, and the integrated development of the Yangtze River Delta, and supports the coordinated development of regional economy and society.

China Eastern holds the “Flying over Guangdong • Celebrating the 40th anniversary of the establishment of Shenzhen Special Economic Zone (SEZ)” thematic flight activity.

To celebrae the 30th anniversary of the establishment of Shanghai’s Pudong New Area in 2020, China Eastern, as the largest Shanghai-based airline, serves the construction of Shanghai International Shipping Service Center and promotes the development and opening-up of Pudong.

China Eastern strengthens strategic cooperation with Hainan Province and prepares for the establishment of Sanya International Airlines, ushering in a new chapter in serving the development of Hainan Free Trade Port.

11.5 Guaranteeing Special Air Transport

Civil aviation is an indispensable part of the public transport system and the contingency relief system. Guaranteeing major air transport tasks is one of the key duties of civil aviation. As a large state-owned airline, China Eastern continuously enhances its sense of responsibility and mission. Based on previous transport experience as well as internal and external coordination, we keep improving our strength to guarantee major air transport tasks.

Key performance:

In 2020, China Eastern operated 123 flights to guarantee air transport service for major events such as the 3rd China International Import Expo; transported 629 suspects in 8 flights for the Ministry of Public Security.

12. Appendix

12.1 Performance Indicators

Classification	Indicators	Unit	2018	2019	2020
	Total assets	RMB billion	236.77	282.94	282.41

	Operating revenue	RMB billion	114.93	120.86	58.64

	Total profits	RMB billion	3.87	4.30	-16.48

	Interest payment	RMB billion	4.58	5.86	5.77

	Total tax payment	RMB billion	8.45	7.48	1.94

	Contract compliance rate	%	100	100	100

Economy	Number of suppliers	—

Total: 1,032(restated)

China United Airlines Co., Ltd. and Hebei:6, Zhejiang:14, Yunnan: 152, Sichuan: 47, Shanxi 12, Shandong: 165, Jiangxi 12, Jiangsu:12, Gansu: 13, Beijing:25, Anhui:18, Shanghai:623, Shanghai Airlines:6, Guangdong:3, China Eastern Business Jet Co. Ltd.:12, China United Airlines:31, Sichuan:16, Wuhan:15, Northwest China:20

Total: 1,109

China United Airlines and Hebei:6, Zhejiang:23, Yunnan: 62, Sichuan: 30, Shanxi 20, Shandong: 192, Jiangxi 9, Jiangsu:17, Gansu: 8, Beijing:32, Anhui:23, Shanghai:653, Guangdong:6, Wuhan:19, Northwest China:58

Total: 1,741

China United Airlines and Hebei:44, Zhejiang:21, Yunnan: 140, Sichuan: 23, Shanxi 76, Shandong: 48, Jiangxi 59, Jiangsu:23, Gansu: 8, Beijing:142, Anhui:36, Shanghai:1,045, Guangdong:26, Wuhan:25, Northwest China:25

	Utilization rate of aircrafts	hour	9.43(restated)	9.55	6.02

	Average age of aircrafts	year	5.70	6.40	7.24

	Total transport volume	billion ton-km	20.36	22.52	11.70

	Passenger turnover	million	121.20	130.30	74.49

Operation Overview	Number of routes	—	1,386	1,668	1,483

	Number of destination countries/regions	—	175	175	170

	Number of destinations	—	1,150	1,150	1,036

	Number of code-sharing routes	—	797	1,007	603

	Safe flight hours	million	2.11	2.39	1.55

Safety	Incidents	—	4	7	5

	Incident rate per ten thousand hours	%	0.018	0.041	0.044

	Safe ground driving distance	million kilometer	3.54	5.98	3.18

	Flight punctuality rate	%	80.19 (restated)	81.84	89.60

	Investment in smart technologies	RMB million	44.44	40.52	34.51

	Number of Fly-Fi fleets	—	82	93	99

	Number of frequent flyers	million	39.63	42.68	45.22

Service	Copies of passenger satisfaction questionnaires	—	656,000	261,600	219,500

	Passenger satisfaction	point	89.35	87.68	91.71

	Number of passenger commendation letters	—	13,931	11,664	11,002

	Complaints from passengers	—	3,167 (handled cases; the statistical caliber is changed, so it was not comparable with the previous years)	4,100 (handled cases; on March 15, 2019, the Consumer Affairs Center of CAAC opened 12326 hotline. Since April 2019, the number of complaints in the whole industry has increased sharply.)	11,753 (handled cases; Influenced by COVID-19, we responded to the call of the state to cancel a large number of flights, causing more complaints in sales and refund.)

Complaints handling rate	%	100	100	100

Complaints about passenger privacy	—	308(271 cases of text messaging scams, 37 cases of unauthorized bonus point loss)	258(229 cases of text messaging scams, 29 cases of unauthorized bonus point loss)	274(203 cases of suspected passenger information leakage, 30 cases of text messaging scams and 41 cases of unauthorized bonus point loss)

Customer data losses	—	0	0	0

Baggage mishandling rate	permyriad	1.713 (restated)	1.702	0.92

Self check-in for domestic flights	%	78.60	70.41 (CAAC unified the statistical caliber in 2019, which is not comparable with previous years)	69.29

Coverage of self check-in machines in domestic terminals	%	88.11	97.41	100 (domestic destinations under navigation)

	Domestic destinations of “Through Check-in” flights	—	37 (restated)	75	75

	International destinations of “Through Check-in” flights	个 —	32 (restated)	60	66

	Special passengers	—	127,926 (Hongqiao International Airport and Pudong International Airport)	140,768 (Hongqiao International Airport and Pudong International Airport)	51,235 (Hongqiao International Airport and Pudong International Airport)

	Water consumption	million ton	5.14	4.46	5.26

	Water consumption density	ton/10,000 ton-km	2.53	1.98	4.50

Environment	Aviation fuel consumption	million ton	6.61	7.16	4.38

	Natural gas consumption	million m3	6.64	7.80	5.98

	Gasoline consumption	million liter	2.27	2.37	1.63

	Diesel consumption	million liter	11.99	12.84	8.81

	LPG consumption	10,000 m3	6.82	4.26	3.53

Consumption of other petroleum products	ton	344.0	413.0	306.78

Electricity consumption	million kWh	174.82	176.64	152.38

Energy consumption per RMB 10,000 of operating revenue	TCE/ RMB 10,000	0.96	0.88	1.11

Carbon dioxide emissions	million ton	21.01(restated)	22.75(restated)	13.95(restated)

Carbon dioxide emissions per ton-km	ton/10,000 ton-km	17.96(restated)	19.44(restated)	11.92

Scope 1 emissions	million ton	20.88	22.62	13.84

Density of Scope 1 emissions	ton/10,000 ton-km	17.85	19.34	11.83

Scope 2 emissions	10,000 ton	12.30	12.36	10.72

Density of Scope 2 emissions	ton/10,000 ton-km	0.11	0.11	0.09

	Energy consumption per transport volume	tons (of aviation fuel)/10,000 km	3.25	3.18	3.74

	Fuel consumption available per ton-km	ton/10,000 ton-km	2.2144	2.1506	2.147

	Fuel consumption per flight hour	ton/hour	2.99	3.47	3.25

	Total fuel saving	10,000 ton	20.07	19.55	1.03

	Sewage discharge	10,000 ton	462.85	401.04	473.63

	Total non-hazardous waste produced	ton	5,508.00	46,108.23	35,665.9

	Total hazardous waste produced	ton	36.5	249.74	220.82

	Number of employees	—	77,005	81,136	81,157

Employee	Total remuneration for employees	RMB billion	12.24(restated)	13.26	11.97

	Percentage of female employees	%	39.30	39.12	38.27

Number of minority employees	—	2,427	2,711	2,807

Number of foreign employees	—	1,466	1,257	1,100

Collective contract signing rate	%	100	100	100

Labor contract signing rate	%	100	100	100

Percentages of executives by gender and age group	%	Female 10.4; Male 89.6; Aged below 30: 0 Aged between 31 and 40:3.9 Aged between 41 and 50: 49.8 Aged above 51: 46.3	Female 11.2; Male 88.8; Aged below 30: 0 Aged between 31 and 40:2.2 Aged between 41 and 50: 49.8 Aged above 51: 48.0	Female 12.3; Male 87.7; Aged below 30: 0 Aged between 31 and 40:2.2 Aged between 41 and 50: 47.2 Aged above 51: 50.6

Number of new employees by gender and age	—	Female: 3,132 Male: 2,765 Aged below 30: 5,833 Aged between 31 and 50: 64 Aged above 51: 0	Female: 2,516 Male: 2,744 Aged below 30: 5,135 Aged between 31 and 50: 125 Aged above 51: 0	Female: 1,286 Male: 2,995 Aged below 30: 3,738 Aged between 31 and 50: 538 Aged above 51: 5

Profession distribution	—

Management personnel: 3,605

Professional technicians: 14,046

Pilots: 7,634

Flight crew: 15,829

Air security guards: 4,080

Salesmen: 3,978

Financial officers: 544

Ground service personnel and others: 27,289

Management personnel: 3,650

Professional technicians: 14,837

Pilots: 8,284

Flight crew: 17,430

Air security guards: 4,243

Salesmen: 4,009

Financial officers: 567

Ground service personnel and others: 28,116

Management personnel: 3,677

Professional technicians: 15,151

Pilots: 8,837

Flight crew: 16,623

Air security guards: 4,526

Salesmen: 4,040

Financial officers: 572

Ground service personnel and others: 27,731

Age distribution	%	Aged below 30: 42.1 Aged between 31 and 40: 32.0 Aged between 41 and 50: 18.3 Aged above 51 : 7.6	Aged below 30: 42.5 Aged between 31 and 40: 31.9 Aged between 41 and 50: 17.9 Aged above 51: 7.7	Aged below 30: 40.0 Aged between 31 and 40: 33.7 Aged between 41 and 50: 18.3 Aged above 51: 8.0

Educational background	%	Joiner college or lower: 55.3 Bachelor degree:42.0 Master degree or higher: 2.7	Joiner college or lower: 52.2 Bachelor degree:44.8 Master degree or higher: 3.0	Joiner college or lower: 52.0 Bachelor degree:44.9 Master degree or higher: 3.1

Starting salary standards of main operation sites	RMB	Shanghai: 4,433 Beijing: 4,133 Kunming: 4,003 Xi’an :3,913	Shanghai: 5,033 Beijing: 4,733 Kunming: 4,153 Xi’an :4,063	Shanghai: 5,811 Beijing: 5,511 Kunming: 4,481 Xi’an :4,391

Coverage of social insurance	%	100	100	100

Coverage of enterprise annuity	%	87.50	90.71	91.34

Employee turnover rate	%	Management personnel: 0.04 Pilots: 0.17 Flight crew and security guards: 2.05 Professional technicians: 0.72 Salesmen: 0.37 Others: 4.01

By gender:

Male: 2.60

Female: 2.63

By nationality:

Domestic: 4.94

Foreign: 0.29

By age:

Below 30 years of age: 3.56

Aged between 31 and 50: 1.52

Above 50 years of age: 0.15

By major:

Management personnel 0.03

Pilots 0.19

Flight crew and security guards: 2.04

Professional technicians: 0.55

Salesmen: 0.41

Others: 3.89

By gender:

Male: 2.02

Female: 2.06

By nationality:

Domestic: 3.89

Foreign: 0.19

By age:

Aged below 30: 2.99

Aged between 31 and 50: 0.96

Aged above 50: 0.12

By major:

Management personnel 0.03

Pilots 0.05

Flight crew and security guards: 1.35

Professional technicians: 0.48

Salesmen: 0.46

Others: 1.70

By region:

Chinese mainland 4.00, Overseas : 0.08

Percentage of employees who received health examinations	%	72.1	70	75

Work injuries	—	104	128	106

Work-related fatalities	—	4 (1 traffic accident during work and 3 sudden illness during work)	1(Sudden illness during work)	6 (3 were production accidents, 1 was traffic accidents during commuting, and 2 were sudden diseases when working abroad)

Participants in EAP consultation	—	3,207(Including employees trained before the EAP, by hotline and face-to-face consultation; employees with psychological crisis intervention)	786(Including employees trained before the EAP, by hotline and face-to-face consultation; employees with psychological crisis intervention)	230 hours (Change of statistical caliber)

Total investment in trainings	RMB million	107 (Travel expenses caused by training are firstly included)	249(Including trainings organized by China Eastern R&D Center)	170

Training participants	million	0.57	0.57	1.40（online training）

Training hours per employee	hour	Female: 23.7 Male: 22.0	Female: 33.8 Male: 42.0	By gender: Female: 45.2 Male:51.7 By category: Management personnel：42.9 Ordinary employees ：49.1

Proportion of employees accepting performance appraisal	%	By gender: Female: 97.9 Male: 98.8 By category: Management personnel: 96.2, Ordinary employees : 98.6	By gender: Female: 98.2 Male: 99.0 By category: Management personnel: 97.3, Ordinary employees : 98.8	By gender: Female: 98.6 Male: 99.4 By category: Management personnel(on duty): 100 Ordinary employees: 99.1

Occurrence of discrimination	—	0	0	0

Financial support for disadvantaged employees	RMB million	3.65	3.56	5.18

	Investment in fixed-pointed poverty alleviation	RMB million	13.83	18.25	41.02

	Special flights	—	144	75	123

	Registered employee volunteers	—	5,030	8,100	9,100

	Public welfare projects	—	1,593	1,387	1,132

Community	Employees participating in volunteering activities	—	24,317	34,110	26,045

	People benefited from public welfare activities	—	83,917	78,080	168,200

	Public welfare service	10,000 hours	14.88	14.34	29.53

Note:

1.

Source of GHG conversion coefficient: Guideline of the Greenhouse Gas Emissions Accounting and Reporting for the Civil Aviation Enterprises of China issued by the National Development and Reform Commission.

2.	Source of folding standard coal coefficient of average low heat: Energy Statistics Report System issued by the National Bureau of Statistics of China.
3.	In 2020，for COVID-19 prevention, we conducted frequent disinfection, which causes the increase of water consumption.

12.2 GRI Content Index

This Report is prepared in accordance with the GRI Standards: Core option
General Disclosures	Introduction	Chapter	Page	Note

GRI 101: FOUNDATION 2016

GRI 101 does not include any disclosure

GRI 102: GENERAL DISCLOSURES 2016

Organizational Profile

102-1	Name of the organization	About China Eastern	P7

102-2	Activities, brands, products, and services	About China Eastern	P7

102-3	Location of headquarters	About China Eastern	P7

102-4	Location of operations	About China Eastern	P7

102-5	Ownership and legal form	About China Eastern	P17

102-6	Markets served	About China Eastern	P7

102-7	Scale of the organization	About China Eastern Performance Indicators	P7、 P88

102-8	Information on employees and other workers	Performance Indicators	P90

102-9	Supply chain	Performance Indicators	P88

102-10	Significant changes to the organization and its supply chain	About the Report		No significant change

102-11	Precautionary principle or approach	Risk Management	P33

102-12	External initiatives	Our Journey Towards Sustainable Development	P38

102-13	Membership of associations	Contributing to Industrial Development	P63

Strategy

102-14	Statement from senior decision-maker	Message from the Chairman	P4

Ethics and Integrity

102-16	Values, principles, standards, and norms of behavior	Corporate Strategy Our Journey Towards Sustainable Development	P27 P38

Governance

102-18	Governance structure	Corporate Governance	P28-29

Stakeholder Engagement

102-40	List of stakeholder groups	Stakeholder Engagement	P42

102-41	Collective bargaining agreements	Performance Indicators	P91

102-42	Identifying and selecting stakeholders	Stakeholder Engagement	P42

102-43	Approach to stakeholder engagement	Stakeholder Engagement	P42

102-44	Key topics and concerns raised	Stakeholder Engagement	P42

Reporting Practice

102-45	Entities included in the consolidated financial statements	About the Report	P102

102-46	Defining report content and topic Boundaries	About the Report	P102

102-47	List of material topics	Materiality Management	P39-41

102-48	Restatements of information	Some historical data have been corrected, and the latest data in “Performance Indicators” of this report shall prevail.	P88-92

102-49	Changes in reporting	No significant change

102-50	Reporting period	About the Report	P102

102-51	Date of most recent report	About the Report	P102

102-52	Reporting cycle	About the Report	P102

102-53	Contact point for questions regarding the report	About the Report	P103

102-54	Claims of reporting in accordance with the GRI Standards	GRI Content Index	P93

102-55	GRI Content Index	GRI Content Index	P93

102-56	External assurance	Assurance Statement	P104

Environmental Topics

GRI 302: ENERGY 2016 / GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Addressing Climate Change Sustainable Utilization of Resources	P66、P71

103-2	The management approach and its components	Addressing Climate Change Sustainable Utilization of Resources	P66、P71

103-3	Evaluation of the management approach	Addressing Climate Change Sustainable Utilization of Resources	P66、P71

302-1	Energy consumption within the organization	Performance Indicators	P90

302-3	Energy intensity	Performance Indicators	P90

302-4	Reduction of energy consumption	Addressing Climate Change	P66

302-5	Reductions in energy requirements of products and services	Addressing Climate Change	P66

GRI 303 WATER AND EFFLUENTS 2018/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Safeguarding Lucid Waters and Blue Sky	P69

103-2	The management approach and its components	Safeguarding Lucid Waters and Blue Sky	P69

103-3	Evaluation of the management approach	Safeguarding Lucid Waters and Blue Sky	P69

303-1	Interactions with water as a shared resource	Safeguarding Lucid Waters and Blue Sky	P69

303-5	Water consumption	Performance Indicators	P90

GRI 305: EMISSIONS 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Addressing Climate Change	P66

103-2	The management approach and its components	Addressing Climate Change	P66

103-3	Evaluation of the management approach	Addressing Climate Change	P66

305-1	Direct (Scope 1) GHG emissions	Performance Indicators	P90

305-4	GHG emissions intensity	Performance Indicators	P90

305-5	Reduction of GHG emissions	Addressing Climate Change	P66

GRI 306: EFFLUENTS AND WASTE 2020/ GRI 103: MANAGEMENT APPROACH 2020

103-1	Explanation of the material topic and its Boundary	Safeguarding Lucid Waters and Blue Sky	P69

103-2	The management approach and its components	Safeguarding Lucid Waters and Blue Sky	P69

103-3	Evaluation of the management approach	Safeguarding Lucid Waters and Blue Sky	P69

306-1	Waste generation and significant waste-related impacts	Safeguarding Lucid Waters and Blue Sky	P69

306-2	Management of significant waste-related impacts	Safeguarding Lucid Waters and Blue Sky	P69

306-3	Waste generated	Performance Indicators	P90

Social Topics

GRI 401: EMPLOYMENT 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Supporting Employee Development	P81

103-2	The management approach and its components	Supporting Employee Development	P81

103-3	Evaluation of the management approach	Supporting Employee Development	P81

401-1	New employee hires and employee turnover	Performance Indicators	P91-92

401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees”	Supporting Employee Development	P84

GRI 403: OCCUPATIONAL HEALTH AND SAFETY 2016/ GRI 103: MANAGEMENT APPROACH 2018

103-1	Explanation of the material topic and its Boundary	Caring for Employee Health and Safety	P51

103-2	The management approach and its components	Caring for Employee Health and Safety	P51

103-3	Evaluation of the management approach	Caring for Employee Health and Safety	P51

403-5	Worker training on occupational health and safety	Caring for Employee Health and Safety	P51

403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Caring for Employee Health and Safety	P51

403-9	Work-related injuries	Performance Indicators	P92

GRI 404: TRAINING AND EDUCATION 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Supporting Employee Development	P83

103-2	The management approach and its components	Supporting Employee Development	P83

103-3	Evaluation of the management approach	Supporting Employee Development	P83

404-1	Average hours of training per year per employee	Performance Indicators	P92

GRI 405: DIVERSITY AND EQUAL OPPORTUNITY 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Supporting Employee Development	P82

103-2	The management approach and its components	Supporting Employee Development	P82

103-3	Evaluation of the management approach	Supporting Employee Development	P82

405-1	Diversity of governance bodies and employees	Performance Indicators	P91

GRI 406: NON-DISCRIMINATION 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Supporting Employee Development	P82

103-2	The management approach and its components	Supporting Employee Development	P82

103-3	Evaluation of the management approach	Supporting Employee Development	P82

406-1	Incidents of discrimination and corrective actions taken	Performance Indicators	P92

GRI 406: CHILD LABOR 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Supporting Employee Development	P81

103-2	The management approach and its components	Supporting Employee Development	P81

103-3	Evaluation of the management approach	Supporting Employee Development	P81

408-1	Operations and suppliers at significant risk for incidents of child labor			No operations and suppliers at significant risk for incidents of child labor

GRI 409: FORCED OR COMPULSORY LABOR 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Supporting Employee Development	P81

103-2	The management approach and its components	Supporting Employee Development	P81

103-3	Evaluation of the management approach	Supporting Employee Development	P81

409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labor			No operations and suppliers at significant risk for incidents of forced or compulsory labor

GRI 413: LOCAL COMMUNITIES 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Supporting the Decisive Battle against Poverty Engaging in Local Communities	P76、 P85

103-2	The management approach and its components	Supporting the Decisive Battle against Poverty Engaging in Local Communities	P76、 P85

103-3	Evaluation of the management approach	Supporting the Decisive Battle against Poverty Engaging in Local Communities	P76、 P85

413-1	Operations with local community engagement, impact assessments, and development programs	Supporting the Decisive Battle against Poverty Engaging in Local Communities	P76、 P85

413-2	Operations with significant actual and potential negative impacts on local communities			No operations with significant actual and potential negative impacts on local communities

GRI 413: SUPPLIER SOCIAL ASSESSMENT 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Sustainable Value Chain	P73

103-2	The management approach and its components	Sustainable Value Chain	P73

103-3	Evaluation of the management approach	Sustainable Value Chain	P73

414-1	New suppliers that were screened using social criteria	Sustainable Value Chain	P73

GRI 416: CUSTOMER HEALTH AND SAFETY 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Safeguarding Passenger Health	P50

103-2	The management approach and its components	Safeguarding Passenger Health	P50

103-3	Evaluation of the management approach	Safeguarding Passenger Health	P50

416-1	Assessment of the health and safety impacts of product and service categories	Safeguarding Passenger Health	P50

GRI 417: MARKETING AND LABELING 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Guaranteeing Flight Punctuality Providing Heartwarming Service	P54、 P56

103-2	The management approach and its components	Guaranteeing Flight Punctuality Providing Heartwarming Service	P54、 P56

103-3	Evaluation of the management approach	Guaranteeing Flight Punctuality Providing Heartwarming Service	P56、 P56

417-2	Incidents of non-compliance concerning product and service information and labeling			No incidents occurred

417-3	Incidents of non-compliance concerning marketing communications			No incidents occurred

GRI 418: CUSTOMER PRIVACY 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Customer Privacy Protection	P62

103-2	The management approach and its components	Customer Privacy Protection	P62

103-3	Evaluation of the management approach	Customer Privacy Protection	P62

418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	Performance Indicators	P89

12.3 HK-ESG Index

Indicator		Disclosure	Page
A. Environmental

Aspect A1- Emissions

General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.

		Addressing Climate Change Safeguarding Lucid Waters and Blue Sky	P66,P69
A1.1 The types of emissions and respective emissions data

The exhaust gas generated in the daily production process of China Eastern is basically generated by aviation oil emissions. The standard of conversion coefficient for other exhaust gas types in the industry is still unclear.

	A1.2 Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Performance Indicators	P90
	A1.3 Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility)	Safeguarding Lucid Waters and Blue Sky Performance Indicators	P70 P90
	A1.4 Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility)	Safeguarding Lucid Waters and Blue Sky Performance Indicators	P70 P90
A1.5 Description of emission target(s) set and steps taken to achieve them.

Note：China Eastern has formulated the Action Plan and Task Breakdown for Winning Battle Against the Blue Sky, and gradually implemented the special work of the “Oil-to-Electricity” and APU programs in 2018-2021.

	A1.6 Description of how hazardous and nonhazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Safeguarding Lucid Waters and Blue Sky	P70

Aspect A2-Use of Resources	General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials	Sustainable Utilization of Resources	P71
	A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in’000s) and intensity (e.g. per unit of production volume, per facility)	Performance Indicators	P90
	A2.2 Water consumption in total and intensity (e.g. per unit of production volume, per facility)	Performance Indicators	P90
	A2.3 Description of energy use efficiency target(s) set and steps taken to achieve them.	Note: During the reporting period, China Eastern has not set up energy use efficiency initiatives, and will carry out relevant work next.
	A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	China Eastern does not have the issue in sourcing applicable water.
	A2.5 Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced	Not applicable. The operation of China Eastern does not involve manufacturing process.

Aspect A3-The Environment and Natural Resources	General Disclosure Policies on minimising the issuer’s significant impact on the environment and natural resources	Addressing Climate Change Safeguarding Lucid Waters and Blue Sky Sustainable Utilization of Resources	P66-72
	A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them	Note: China Eastern abides by the Wildlife Protection Law of the People’s Republic of China and prohibits the transportation of all kinds of illegal wildlife and their products.

Aspect A4- Climate Change	General Disclosure Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	Addressing Climate Change	P66
	A4.1 Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	Addressing Climate Change	P66-68

B.Social

Employment and Labor Practices

Aspect B1-Employment

General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.

		Supporting Employee Health	P81-84
	B1.1 Total workforce by gender, employment type, age group and geographical region	Performance Indicators	P91
	B1.2 Employee turnover rate by gender, age group and geographical region	Performance Indicators	P92

Aspect B2-Health and Safety

General Disclosure

General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.

		Caring for Employee Health and Safety	P51
	B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Performance Indicators	P92
	B2.2 Lost days due to work injury	Note: There is no statistics in 2020.
	B2.3 Description of occupational health and safety measures adopted, how they are implemented and monitored	Caring for Employee Health and Safety	P51

Aspect B3-Development and Training	General Disclosure Policies on improving employees’ knowledge and skills for discharging duties at work. Description of training activities	Training and Development Diversity and Equal Opportunities	P48-49 P82-83
	B3.1 The percentage of employees trained by gender and employee category (e.g. senior management, middle management)	Performance Indicators	P92
	B3.2 The average training hours completed per employee by gender and employee category	Performance Indicators	P92

Aspect B4-Labour Standards	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	Caring for Employee Health and Safety	P81
	B4.1 Description of measures to review employment practices to avoid child and forced labour.	Caring for Employee Health and Safety	P81

	B4.2 Description of steps taken to eliminate such practices when discovered.	Note: China Eastern strictly abides by the national laws and regulations, and has no child labor or forced labor.

Operating Convention

Aspect B5-Supply Chain Management	General Disclosure Policies on managing environmental and social risks of the supply chain	Sustainable Value Chain	P73

	B5.1 Number of suppliers by geographical region	Performance Indicators	P88

	B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored	Sustainable Value Chain	P73

	B5.3 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Sustainable Value Chain	P73

	B5.4 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Sustainable Value Chain	P73

Aspect B6-Product Responsibility

General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.

		Informatization Safeguarding Passenger Health Providing Heartwarming Service Customer Privacy Protection	P34 P50 P56 P62
	B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Note: Not applicable; the business of China Eastern does not involve product production.
	B6.2 Number of products and service related complaints received and how they are dealt with	Providing Heartwarming Service Performance Indicators	P56 P89
	B6.3 Description of practices relating to observing and protecting intellectual property rights.	Technological Innovation	P30
	B6.4 Description of quality assurance process and recall procedures.	Note: Not applicable; the business of China Eastern does not involve product production.
	B6.5 Description of consumer data protection and privacy policies, how they are implemented and monitored	Customer Privacy Protection	P62

Aspect B7-Anti-corruption

General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.

		Anti-corruption	P32-33
	B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	During the reporting period, there were no corruption cases.
	B7.2 Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored	Anti-corruption	P32
	B7.3 Description of anti-corruption training provided to directors and staff.	Anti-corruption	P32

Community

Aspect B8-Community Investment	General Disclosure Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities’ interests	Supporting the Decisive Battle against Poverty Engaging in Local Communities Supporting Regional Development	P76 P85 P86
	B8.1 Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport)	Supporting the Decisive Battle against Poverty Engaging in Local Communities	P76-80 P85
	B8.2 Resources contributed (e.g. money or time) to the focus area	Supporting the Decisive Battle against Poverty Engaging in Local Communities	P76-80 P85

12.4 About the Report

Reporting Objectives

This is the 13th CSR report released by China Eastern Airlines Corporation Limited since 2009. By disclosing the Company’s CSR concepts and practices, it aims to promote better communication and interaction with stakeholders, facilitate a trustful partnership based on the value identification, and foster the sustainable development of the Company and the society.

Reporting Period

The report mainly covers the Company’s management and practice from January 1, 2020 to December 31, 2020. Some data and contents may extend beyond the time scope if necessary.

Reporting Cycle

The Report is published annually. The latest report was released in April, 2020.

Reporting Scope

The report covers the entire company (including its branches and wholly-owned subsidiaries) and some practices may come from China Eastern Group and its holding subsidiaries.

Preparation Basis

This report is prepared in accordance with Guidelines to the State-owned Enterprises Directly under the Central Government on Fulfilling Corporate Social Responsibilities issued by the State-owned Assets Supervision and Administration Commission of the State Council (SASAC), the Environmental, Social and Governance Reporting Guide(HK-ESG) issued by The Stock Exchange of Hong Kong Ltd., Guidelines on Preparation of CSR Reports and Notice on Further Improvement of Poverty Alleviation Work Performance Disclosure of Listed Companies issued by Shanghai Stock Exchange, GB/T 36001 Guidance on Social Responsibility Reporting, GRI Sustainability Reporting Standards (GRI Standards) issued by the Global Sustainability Standards Board (GSSB), Guidance on Social Responsibility (ISO 26000:2010) issued by International Organization for Standardization (ISO), Guidelines on Corporate Social Responsibility Reporting for Chinese Enterprises (CASS-CSR 4.0) by Chinese Academy of Social Sciences, the 2030 Agenda for Sustainable Development issued by the United Nations, as well as supplement guidelines in aviation service industry. With systematic integration of crucial guidelines and standards, the report responds to stakeholders’ expectations and demands and highlights industrial features and corporate characteristics.

Data Source

Relevant material, data and cases were collected from China Eastern, its subsidiaries and branches. All the materials have been reviewed by relevant departments.

Reference

To facilitate presentation and reading, “China Eastern Airlines Co., Ltd.” in this report also is referred to as, “China Eastern”, “the Company” and “We”. “China Eastern Air Holding Company” is referred to as “China Eastern Group”. The subsidiary “Shanghai Airlines Co., Ltd.” is referred to as “Shanghai Airlines”. “China United Airlines Co., Ltd.” was referred to as “China United Airlines”. “Eastern Airlines Technology Co., Ltd.” is referred to as “the Technology Company”. “China Eastern Airlines Technology R&D Center Co., Ltd” is referred to as “China Eastern R&D Center”. “China Eastern Airlines Wuhan Co., Ltd.” is referred to as “Wuhan Company”. All branches are referred to as “the name of region + Branch”.

Report Access

The Report is available in Chinese and English versions. For any discrepancies between the two versions, the Chinese version shall prevail. The report was released in printed and electronic formats. You can download the electronic report on the website of Shanghai Stock Exchange and our website (www.ceair.com). If you need a printed report or have any suggestion, please contact us as follows:

Department of Corporate Culture and Brand Management of China Eastern Airlines

Telephone: 021-22331435

Fax: 021-62686883

Address: No.36 Hongxiang 3rd Road, Minhang District, Shanghai, China

Zip Code: 201100

12.5 Assurance Statement

12.6 Reader Feedback

Dear Sir/Madam

Thank you for reading the Corporate Social Responsibility Report 2020 of China Eastern Airlines Corporation Limited. To provide more valuable information, facilitate your monitoring of our CSR work and improve our CSR management, we sincerely invite you to share your opinions and suggestions.

Please scan the QR code below to give your feedback on the report, or mail it to us:

Contact Information

Contact Department: Department of Corporate Culture and Brand Management of China Eastern Airlines

Tel: 021-22331435

Fax: 021-62686883

E-mail: ceanews@163.com

Address: No.36 Hongxiang 3rd Road, Minhang District, Shanghai, China (201100)